06041239

P.E. 12-25-05

ARS

OCCAM NETWORKS

OCCAM NETWORKS, INC.
2005 ANNUAL REPORT

TABLE OF CONTENTS

	Page
Description of Our Business	1
Description of Our Financial Condition and Results of Operations	15
Risk Factors	24
Information Regarding Our Common Stock	37
Exposure to Market Risk	38
Selected Consolidated Financial Data	39
Index to Consolidated Financial Statements	41

This Annual Report contains forward-looking statements, These "forward-looking statements" include, but are not limited to, statements concerning projected revenues, expenses, gross profit and income, the need for additional capital, and the outcome of pending litigation. These forward-looking statements are based on Occam's current expectations, estimates and projections about Occam's industry, management's beliefs about the status and prospects for Occam's business, and certain assumptions made by Occam. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will" and variations of these words or similar expressions are intended to identify forward looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, Occam's actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. The section entitled "Risk Factors" on page 24 of this report, the section entitled "Description of Our Financial Condition and Results of Operations" on page 15 of this report and similar discussions in Occam's other filings with the Securities and Exchange Commission ("SEC") discuss some of the important risk factors that may affect Occam's business, results of operations and financial condition. You should carefully consider those risks in addition to the other information in this report and in Occam's other filings with the SEC before deciding to invest in Occam or to maintain or increase your investment. Occam undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

DESCRIPTION OF OUR BUSINESS

Overview

We develop, market and support innovative broadband access products designed to enable telecom service providers to offer bundled voice, video and data, or Triple Play, services over both copper and fiber optic networks. Our Broadband Loop Carrier, or BLC, is an integrated hardware and software platform that uses Internet Protocol, or IP, and Ethernet technologies to increase the capacity of local access networks, enabling our customers to deliver advanced services, including voice-over-IP, or VoIP, IP-based television, or IPTV, and high-definition television, or HDTV. Our platform simultaneously supports traditional voice services, enabling our customers to leverage their existing networks and migrate to IP without disruption. In addition to providing our customers with increased bandwidth, our products provide incremental value by offering software-based features to improve the quality, resiliency and security of Triple Play services.

We market our products through a combination of direct and indirect channels. Our direct sales efforts are focused on the independent operating company, or IOC, segment of the telecom service provider market. We also target larger telecom service providers through strategic reseller relationships. To date, we have shipped our BLC platform to over 160 customers.

Industry Background

Increasing Demand for Broadband Services and Content

In recent years, the number of broadband subscribers has increased significantly on a worldwide basis. During the fourth quarter of 2005, DSL lines in North America reached 22 million, a 35% increase from the fourth quarter of 2004, according to Point Topic Ltd., a market research firm. This growth has been driven, in large part, by increasing demand for bandwidth intensive applications, such as music and video downloads, electronic commerce, telecommuting and online gaming. In addition, services are increasingly being delivered over broadband networks using IP, the underlying communications technology of the Internet. For example, VoIP services are now widely available to consumers, and many telecom service providers have announced or initiated plans to offer IPTV services to their subscribers. The rapid growth in broadband subscribers, coupled with the growing amount and diversity of IP-based services, has strained the capacity of many traditional telecommunications networks. Capacity constraints are being exacerbated as HDTV and other bandwidth-intensive services become more prevalent. We believe the rapid growth in IP-based communications traffic is prompting many telecom service providers to modify their network architectures and substantially upgrade the capacity of their networks.

Challenges Faced by Telecom Service Providers

While telecom service providers historically faced little competition in the market for basic voice services, competition has increased significantly in recent years. Deregulation efforts have generally allowed incumbent, competitive and long-distance telecom service providers to compete with one another. Cable operators in the U.S. have invested nearly $100 billion since 1999 to upgrade their networks to support two-way broadband services, including VoIP, according to Kagan Research, LLC, a market research firm. Most cable operators now offer high-speed Internet access and VoIP as part of a Triple Play offering. Specialized service providers such as Vonage Holdings Corp. and Skype Limited have introduced low-cost VoIP services, and many incumbent service providers have responded by offering their own VoIP services. With the widespread use of mobile telephones, some wireless subscribers have elected to discontinue their traditional wired telephone service. For many telecom service providers, these trends have resulted in pricing pressure for basic voice services, subscriber losses and a reduction in profit margins related to voice services. As consumers now have a greater variety of service providers to choose from, telecom service providers face challenges in differentiating their offerings and retaining customers.

Emergence of Triple Play and IPTV Services

In response to increased competition and pricing pressure for standalone voice services, many telecom service providers are seeking to offer Triple Play services, which provides them with the opportunity to increase revenue per subscriber, create flexible pricing plans and promotions, improve customer loyalty and offer the convenience of a single bill, among other benefits. While traditional voice and data services leave little room for differentiation, and the prices of these services are decreasing steadily, video represents an important source of spending by consumers and has therefore emerged as a critical Triple Play offering. Once largely the domain of broadcasters, cable operators and satellite providers, video is increasingly viewed by telecom service providers as an essential element of their business plans. However, because traditional telecom networks were not designed to carry video traffic, telecom service providers must substantially upgrade the capacity, quality and design of their networks in order to deliver IPTV and other broadband services.

Access Network is the Bottleneck

Throughout the past decade, telecom service providers have invested considerable resources to upgrade the capacity of their core and metro networks. Core networks connect cities over long distances, while metro networks connect telecom facilities within cities. However, the access network, which serves as the final connection to a residence or business, represents a significant network capacity bottleneck. The access network was originally designed for low-speed voice traffic and is comprised largely of antiquated copper telephone lines. In order to overcome the inherent limitations of the access network, service providers deployed first-generation DSL technology. The most prevalent form of this technology generally enables maximum downstream speeds of 1.5 megabits per second, which is far lower than the data transmission rates offered by competing cable companies. These DSL downstream speeds are adequate for basic data applications such as web browsing and emailing, but are less viable for the concurrent or standalone operation of more bandwidth intensive Triple Play services and applications such as HDTV and two-way video conferencing. More recently, enhanced variations of DSL technology supporting greater throughput, including ADSL2plus and VDSL2, have been standardized, and in the case of ADSL2plus, have been widely deployed. Enhanced DSL services support bandwidth intensive applications and create a more competitive alternative to cable services. Some service providers have begun replacing portions of their copper access network with a fiber optic technology known as fiber-to-the-premises, or FTTP. Given the cost and effort of replacing copper telephone lines with fiber optic cables, FTTP is most suitable for either densely populated regions or new housing developments where a copper access network is not already present.

Transition to Packet-Based Technologies

Traditional telecom networks were designed to support low-capacity voice calls using complex voice switches and circuit-switched transmission technology, in which a fixed amount of network capacity is reserved throughout the duration of a voice call, regardless of whether signals are being transmitted. While traditional networks adequately support voice calls, they are inherently inefficient in handling large volumes of high-bandwidth communications. With the emergence of the Internet and the growing demand for broadband services, telecom service providers have begun deploying new packet-based technologies, including IP, Ethernet and softswitching, to overcome the limitations of the traditional, circuit-switched telephone network. IP-based networks handle the combination of voice, data and video traffic more efficiently by using bandwidth only when signals are being transmitted. Ethernet is the most widely adopted networking technology for business and home networks, and is being increasingly utilized in telecom networks because of its low cost, simplicity and pervasiveness. Softswitching refers to a network architecture in which the key functions of traditional voice switches are separated and performed by various VoIP gateways and call servers built upon open standards.

Networks employing packet-based technologies are generally simpler, more flexible and cheaper to construct and maintain than traditional circuit-switched voice networks. However, the process of transitioning traditional networks to packet-based technologies is lengthy and costly. Most telecom service providers are therefore implementing packet-based technologies gradually and are seeking products that can coexist in circuit-switched and packet-switched networks. Packet-based technologies were first used in core networks to more cost-effectively process long-distance voice and Internet traffic, and were more recently adopted in many metro networks. The next step in this evolution, which has already begun, is the deployment of packet-based technologies in the access portion of the network.

Limitations of Current Access Solutions

Telecom service providers are seeking to upgrade their access networks to increase capacity, support IP-based services, such as VoIP and IPTV and capitalize on the advantages of packet-based technologies. However, most existing solutions for upgrading access networks are generally insufficient, and include:

- *Voice-centric Products.* Next-generation digital loop carriers, or NGDLCs, were introduced in the early 1990s to deliver basic voice services, and later DSL services, in the access network. NGDLCs are generally voice-centric, relatively expensive to deploy and manage and lack native support for IP-based services.

- *Data-centric Products.* DSL access multiplexers, or DSLAMs, are used to deliver broadband services over copper telephone lines. While some DSLAMs have been upgraded to natively support IP, these products generally do not support traditional voice services and lack important features for quality of service, reliability and full Triple Play services.

- *Passive Optical Networks.* Passive optical networks, or PON, attempt to address the access bottleneck by upgrading the access network by replacing copper wire telephone lines with fiber optic cables and passive components. PON are most suitable for densely populated regions or newly-built networks and have less capacity than other fiber optic technologies such as active Gigabit Ethernet.

We believe telecom service providers are seeking a new class of innovative broadband access products that can address the access network bottleneck, deliver the advantages of packet-based technologies and provide simultaneous support for traditional and newer IP-based services. This new class of product must provide a compelling total cost of ownership, be simple to install and manage and meet the stringent quality and performance standards of telecom service providers.

The Occam Networks Solution

We develop, market and support innovative broadband access products designed to allow telecom service providers to increase the capacity of local access networks and deliver Triple Play services. Our primary product, the Broadband Loop Carrier, or BLC, is an advanced broadband access platform that supports a range of IP-based and traditional services in a single platform. Our BLC platform can be deployed in either a local telecom central office, or closer to the end-user in a remote terminal. We also provide a range of ancillary products as part of our total solution, including optical network terminals and remote terminal cabinets. We believe our products enable service providers to deliver new revenue-generating services while minimizing capital expenditures and operating costs.

Our solution offers the following key benefits:

Supports multiple services. Our products support a range of IP-based services, including broadband Internet access, VoIP and IPTV, in addition to traditional circuit-switched voice services. The ability to offer bundled Triple Play services allows telecom service providers to increase average revenue per subscriber, increase customer retention and differentiate themselves versus their competitors. In particular, our support for IPTV enables our customers to address competitive threats posed by cable operators and other competitors.

Addresses the access network bottleneck. We have designed our products to address capacity constraints in the local access network. Our platform employs advanced DSL technologies, such as ADSL2plus, to enable access speeds to the subscriber in excess of 20 megabits per second. In addition, we recently introduced an active Gigabit Ethernet fiber-to-the-premises, or FTTP, blade for our BLC product, enabling dedicated access speeds to the subscriber of up to 1,000 megabits per second. By significantly increasing the capacity of local access networks, our customers are able to offer bandwidth-intensive services such as HDTV, on-line gaming and two-way video conferencing.

Employs packet-based technologies. Our BLC platform features an innovative design that is built upon packet-based technologies, including IP, Ethernet and softswitching. Our IP-based product efficiently utilizes network capacity and natively supports VoIP, IPTV and other IP-based services. Because we utilize Ethernet in the design of our products, our customers benefit from the simplicity and economies of scale related to this pervasive networking technology. Our BLC platform also features an integrated media gateway, which allows our customers to more easily and cost-effectively adopt softswitching within their access networks.

Integrated and flexible platform. Our BLC platform performs many of the functions that have traditionally been derived from standalone products dedicated to circuit-switched voice, VoIP, DSL access, fiber optic access, DSL testing and Ethernet switching. We believe the integration of our platform delivers substantial performance advantages while helping our customers to conserve costs, space and power, and simplify their networks by minimizing the number of discrete components. Our platform also features a modular design, allowing our customers to purchase our product with minimal initial investment, and add capacity and features incrementally as their requirements grow. The BLC platform is economical for low-capacity sites, but can scale to support tens of thousands of telephone subscribers from a single site in the network. With the recent introduction of our active Gigabit Ethernet FTTP blade, our customers have the flexibility to adopt either copper or fiber optic access technologies.

Reliable and simple to install and operate. Our products are designed to meet the most stringent performance and reliability standards of telecom service providers. Our field-proven BLC platform contains redundancy features to maximize network uptime and has been designed to withstand harsh environmental conditions. We believe our products are simple to install and allow for the rapid introduction of new services. We offer sophisticated network management tools that allow our customers to monitor and optimize the quality of their networks, which is critical when deploying services that are particularly sensitive to network quality, such as VoIP and IPTV.

Strategy

Our objective is to become the leading provider of innovative broadband access products to telecom service providers. Key elements of our strategy include the following:

Extend technology leadership position. Our management team and technical personnel possess a unique combination of expertise in both telecom and data networking technologies. We believe our technical leadership differentiates us from our competitors and has been key to our success in attracting customers to date. We will continue to leverage our technical expertise and invest in research and development to design, engineer and sell innovative products that address our customers' needs.

Continue to enhance and extend our product line. We will continue to enhance our BLC platform to support new technologies and features to address the evolving requirements of our customers. For example, we recently enhanced our BLC platform to support active Gigabit Ethernet FTTP capabilities and an emergency stand-alone, or ESA, feature to provide for the ability to make calls in the event of a network outage, and recently announced support for 10 Gigabit Ethernet transport. We intend to broaden our product line with introduction of new, innovative broadband access products. For example, we recently announced the introduction of a line of optical network terminals, or ONTs, providing our customers with a more complete FTTP solution. We will also continue to reduce the cost of our new and existing products to bring increased value to our customers.

Focus initially on independent operating companies. We currently focus our direct sales and marketing efforts on independent operating companies, or IOCs, because, in our experience, they quickly adopt new technologies and are more willing to purchase products from focused suppliers like us. In addition, a number of favorable regulatory, demographic, financial and competitive factors make IOCs attractive target customers for us. IOCs benefit from government funding for telecom projects aimed at increasing broadband access to rural regions. Some of the areas IOCs serve are experiencing population growth as residents leave cities and suburbs for less populated surrounding areas. IOCs are upgrading their local access networks to support population growth and demand for advanced services by deploying advanced copper and fiber-optic broadband access products such as ours. In addition, IOCs tend to be financially stable with excellent credit and payment characteristics.

Expand customer focus by partnering with market leaders. While we expect to continue concentrating our direct sales efforts on IOCs, we plan to prudently expand our target customer base to include larger telecom service providers in the U.S. and internationally. To assist in these efforts, we will continue to develop distribution relationships with third parties that we believe have strong market positions and customer relationships. For example, we have entered into a strategic relationship with Tellabs in which they license our technology and market our products to a select group of large telecom service providers. We believe this strategy allows us to expand our addressable market while focusing resources on product development and our other core strengths.

Continue to prioritize customer satisfaction. We seek to consistently provide our customers with high levels of support and service throughout the sales cycle and after installation of our products. We believe that our commitment to service and support has been an important contributing factor to our success to date. We plan to expand our customer support and service capabilities to keep pace with the growth in our customer base, and will continue to make customer satisfaction a top priority for our organization.

Products

BLC 6000 System. The BLC 6000, our primary product line, was announced in May 2003 and became commercially available in June 2003. The BLC 6000 is an advanced broadband access platform that increases the capacity of local access networks and allows telecom service providers to deliver Triple Play services to their subscribers. The BLC 6000 is a highly-integrated platform that performs functions that have traditionally been delivered by separate voice, video, DSL access, fiber optic access and data networking products. The BLC platform has a modular design composed of a central housing unit, or chassis, and a variety of electronic assemblies or blades to support various services or features. Key elements of the system include:

- *Blades.* We offer a variety of blades that transmit traffic upstream and downstream, interconnect various networks and convert circuit-switched voice traffic to VoIP, among other functions. Our blades currently support Gigabit Ethernet, 10 Gigabit Ethernet, ADSL, ADSL2plus, DS1 and standard telephone service, or POTS. Our current line of blades are summarized in the table below.

Model	Function	Description
6150	Lifeline POTS	Provides 48 POTS ports and four T1 ports and converts analog voice traffic to VoIP
6151	Lifeline POTS	Provides 48 Gigabit Ethernet ports and converts analog voice traffic to VoIP
6152	Lifeline POTS	Provides 48 ports of POTS and converts analog voice traffic to VoIP
6212	ADSL2plus	Provides 48 ADSL2plus ports for customer data and video services, and Ethernet ports for optical fiber transport and blade interconnection.
6214	ADSL2plus	Provides 48 ADSL2plus ports with integrated POTS splitters for data and video
6252	ADSL2plus and POTS	Provides 48 combination POTS and ADSL2plus ports for voice, data and video service delivery
6312	Optical Line Termination	Provides 20 Gigabit Ethernet ports for customer data and video services, optical fiber transport and blade interconnection
6314	Optical Line Termination	Provides 16 Gigabit Ethernet ports for customer data and video services and two optical 10 Gigabit Ethernet transport ports and two copper 10 Gigabit Ethernet interconnection ports
6440	Optical Packet Transport	Provides 8 T1 ports and Gigabit Ethernet ports for optical fiber transport and blade interconnection
6640	Subscriber Trunk Gateway	Interconnects VoIP to traditional voice switches using the TR-08 or GR-303 voice interface protocols
6600	Emergency Standalone	Provides local dialing to emergency service facilities and calls between local POTS subscribers during network outages

- *Chassis.* Our chassis house our blade products, perform cooling, power and cable distribution and are offered in two model types. The BLC 6001 chassis houses a single blade and can be deployed as a standalone unit for low-capacity applications or stacked for medium-capacity applications. The BLC 6012 chassis houses up to twelve blades for deployment in high-capacity applications.

OccamView. OccamView is a distributed element management system that allows our customers to remotely manage Triple Play services from any secure web browser. OccamView features an open architecture that can be integrated into a wide variety of telecom network management systems. Occam View is included with our BLC system and is not sold as a standalone product.

Optical network terminals. Our ON 2300 series of optical network terminals, or ONTs, reside at either residential or business locations and terminate active Gigabit Ethernet FTTP services delivered by the BLC platform. Voice, video and data traffic from the customer premises is fed to the ONT which converts the traffic into optical signals for transmission to the BLC platform. We have introduced three ONT versions for residential and business applications.

Remote terminal cabinets. We offer a series of remote terminal cabinets that house our BLC platform and protect the system from harsh environmental conditions. We source these cabinets from third parties. We offer our customers versions for low-, medium- and high-density deployments in a variety of geographical areas. Our cabinets are environmentally controlled, and we believe they deliver reliable protection with a high degree of deployment flexibility.

Technology

We have a set of differentiated hardware and software technology elements and skills that we apply to the development of our products. We have recruited a technical staff that possesses a unique combination of telecom and data networking expertise, which we believe provides a critical advantage in the design of our products. Our technical staff is responsible for the introduction of several key developments, including active Gigabit Ethernet FTTP, 10 Gigabit transport, Ethernet Protection Switching, Emergency Standalone and Network Security Management. Key components of our technology and expertise include:

IP/Ethernet architecture. Our system architecture is based upon IP and Ethernet technologies. We selected this design because we believe that IP and Ethernet will account for a growing portion of communications traffic, and that telecom service providers will increasingly adopt IP and Ethernet technologies in local access networks. Because our platform processes IP and Ethernet traffic natively, we believe our platform is more efficient, scalable and cost-effective than competing products based on legacy technologies. We believe that our IP/Ethernet-based design will allow for continued cost-reductions due the significant economies of scale associated with these pervasive technologies.

Telecom expertise. Transitioning telecom networks to IP will be a lengthy process, and telecom service providers will continue to deliver circuit-switched voice services for the foreseeable future. For this reason, we have designed our products to support a range of legacy switching, signaling and transport protocols and have recruited engineering personnel with expertise in these areas. In order to help telecom service providers maintain the reliability of their networks as they transition to IP, we have designed our products with key resiliency features, including Emergency Standalone, clustering and Ethernet Protection Switching.

Data networking expertise. Our products are designed for the secure and reliable delivery of critical services over IP networks. Our engineering staff has expertise in the areas of switching, routing, native IP security management and VoIP signaling protocols such as SIP and MGCP. To assist in the deployment of broadband Internet services, we have designed our products with integrated subscriber management, automated provisioning and policy enforcement tools.

Video delivery expertise. Delivering video services over telecom access networks is challenging because these networks were not designed to carry bandwidth-intensive traffic, and video is more sensitive to disruption than other services, such as Internet access. We have designed our platform to address these challenges and assist our customers in the rapid delivery of IPTV services. For example, our BLC platform provides sufficient capacity to support multiple channels of HDTV and provides integrated video diagnostic tools for proactive video service quality management. We also believe our customers benefit from the experience we have gained in a multitude of IPTV deployments.

Transport and access interfaces. Our products interface with a wide variety of communications networks. We have applied our diverse expertise in access and transport interfaces to design a family of blades, providing our customers with significant flexibility in the deployment of our products. Specific interface technologies supported by our platform include: Gigabit Ethernet, 10 Gigabit Ethernet, ADSL, ADSL2plus, DS1 and standard POTS telephone service.

Network management. Our network provisioning and management system, OccamView, enables our customers to monitor the status of their network, services and equipment through a web-based graphical user interface. OccamView interfaces with commonly used telecom network management systems and features a variety of tools to facilitate service provisioning, activation, monitoring and access to service profiles.

Customers

To date, we have primarily focused our sales and marketing efforts on independent operating companies, or IOCs. We believe there are more than 1,100 IOCs in the North America. These companies vary in size ranging from small, rural companies serving limited geographic areas with a limited number of lines to large independent providers serving multiple states. We have chosen to focus on IOCs because of the following favorable characteristics:

- *Receptive to innovative technologies.* Because most IOCs operate relatively small networks, they tend to adopt new technologies more quickly than large service providers. In addition, the typical sales cycle for IOCs is generally shorter than that of large service providers. We believe these factors have allowed us to increase our sales in a relatively short time frame with limited sales and marketing expenditures.
- *Accessible for focused suppliers.* We believe IOCs make equipment purchase decisions based primarily on product technical merits and the level of sales and support attention received, areas in which we believe we compete favorably. Furthermore, we believe competition among equipment suppliers in the IOC market is more moderate than in the market for large service providers.
- *Favorable demographic trends.* We believe that certain IOCs are experiencing strong subscriber growth in their markets as individuals move from urban and suburban areas to less populated regions. Many IOCs are also experiencing an increase in demand by their customers for Triple Play services, including IPTV. As a result, many IOCs that we target have a strong incentive to upgrade the capacity and capabilities of their local access networks by purchasing our products.
- *Financially stable and well funded.* Most IOCs have lengthy operating histories in the industry, and based on our experience to date, have strong credit profiles and payment practices. In addition, many IOCs receive government funding for broadband access expansion projects under the RUS program. We believe the financial health of IOCs, along with government funding, has contributed to the rapid adoption of our products to date.

We also believe there are significant opportunities to sell our products to large telecom service providers, including the regional Bell operating companies, competitive local exchange carriers and international telecom service providers. To date, we have not recognized a material amount of revenue from these segments.

We have sold products to more than 160 customers to date. For the year ended December 25, 2005, CT Communications, an IOC, accounted for approximately 11% of our revenue. For the year ended December 26, 2004, Kratz Communications, a value-added reseller representing several end users, Palmetto Rural Telephone Coop, and CT Communications, both IOCs, accounted for approximately 17%, 12%, and 11%, respectively, of our sales. During our last three fiscal years, substantially all of our revenue was generated within North America and all of our long-lived assets are located within the United States.

Sales and Marketing

We have implemented a three-pronged sales strategy composed of the following elements:

- *Direct sales.* Our direct sales organization focuses on IOCs in North America by establishing and maintaining direct relationships with prospective customers. Our direct sales force is responsible for identifying sales opportunities and advising prospective customers on the benefits of our products and tailoring our products to their specific needs. We also employ a team of sales engineering personnel in our sales process in order to address prospective customers' technical issues. A substantial majority of our sales to date have been through our direct sales efforts.

- *Strategic distribution relationships.* We have established strategic distribution relationships with third parties to market our solutions to larger telecom service providers. We also expect that strategic distribution relationships will be a key component of our international expansion strategy. We believe these relationships allow us to expand our addressable market while focusing our resources on our core strengths. We have entered into strategic reselling relationships with Tellabs, as described below, and Tekelec, and we expect to enter into additional relationships in the future.

- *Value-added resellers.* We utilize value-added resellers to service small customers that would not be cost-effective for us to address directly. In addition, these value-added resellers provide a range of services, including network design and product installation and configuration, that facilitate the deployment of our products by customers with limited internal capabilities.

In March 2005, we entered into a strategic relationship with Tellabs and certain of its subsidiaries in which we granted Tellabs certain rights, including (i) a nonexclusive license to integrate certain parts of our Gigabit Ethernet switching and transport subsystems technology into Tellabs' fiber-to-the-curb (FTTC) card products, (ii) rights to manufacture certain of our BLC products, and (iii) exclusive rights to sell such BLC products to identified categories of customers, including several of the regional Bell operating companies and other large incumbent local exchange carriers as well as a number of large IOCs. We have agreed not to sell such BLC products to certain identified customers subject to these exclusive rights for a period of two or three years, with the time period depending on the potential customer. In March 2006, we amended this strategic relationship to, among other things, (i) add a requirement that Tellabs purchase directly from us a certain percentage of the BLC products that it sells to the listed exclusive customers, which percentage varies over time, and (ii) reduce the number of prospective customers with respect to whom Tellabs' rights to sell our BLC products are exclusive. In particular, Tellabs' exclusive rights with respect to regional Bell operating companies and large incumbent local exchange carriers are now limited to one incumbent local exchange carrier. Tellabs' exclusivity will expire with respect to the remaining large incumbent local exchange carrier in March 2008 and with respect to the large IOCs in March 2007, unless Tellabs elects to extend the applicable exclusivity periods, which it may do at its sole discretion, subject to satisfaction of certain milestones or payment of fees that extend the relevant milestone deadlines. Tellabs is obligated to pay us a royalty for each BLC product sold to one of the listed exclusive customers and each FTTC product sold to any customer by Tellabs under this strategic relationship.

Our marketing efforts are designed to create brand awareness with these customers and to demonstrate our technological leadership and cost advantages in the broadband access equipment market. We educate potential customers about our products and the benefits of our solutions through industry publications and trade shows. We also conduct education programs to describe our products and the benefits of our solutions for senior management of engineering design firms who design networks for IOCs.

An important element in our marketing strategy is the development of relationships with companies who have an established presence in our target market segments. We have developed the Occam Packet Access Network Alliance, whereby independent companies work with us to define broader solutions, perform interoperability tests, develop joint-business cases and provide cooperative customer support.

Technical Service and Customer Support

Our technical service and customer support organization is responsible for customer training, post-sales technical support and maintenance. We have established a technical assistance center and a test and interoperability lab, which allows us to provide effective and timely customer support 24 hours a day, seven days a week. We work with various third-party engineering, factoring and installation companies to assist our customers with the design engineering, staging, installation and initial activation of our products. We also employ a staff of interoperability and test engineers to ensure that our products are interoperable with various standards-based network elements including voice gateways, softswitches, DSLAMs, Ethernet switches, DSL modems, optical network terminals, integrated access devices and residential gateways.

Research and Development

We have a team of engineers dedicated to conducting research and development in specific technology areas that are strategic to our business. Our research and development team has expertise covering a range of telecom and data networking technologies, including digital loop carrier, voice signaling, call control, IP and Ethernet networking, DSL, optical networking and network management.

We have made, and will continue to make, substantial investments in research and development. Research and development expenses were approximately $12.0 million, $7.4 million and $7.4 million during the fiscal years ended 2003, 2004 and 2005, respectively. Our primary research and development center is based in Santa Barbara, California. We have additional development centers in Camarillo, California and Mesa, Arizona.

Patents and Intellectual Property

We currently rely on a combination of patent, copyright and trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary rights with respect to our technology and proprietary information. We have been granted 16 patents, have filed several additional patent applications and intend to file additional patent applications. Our granted patents expire over the next 13 to 15 years. Our patent strategy is designed to protect corporate technology assets, provide access to additional technology through cross-licensing opportunities and create opportunities for additional revenue through technology licensing. We cannot provide any assurance that any patents will be issued from pending applications or that any issued patents will adequately protect our intellectual property.

While we rely on patent, copyright, trademark and trade secret laws to protect our technology, we also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and product reliability are essential to establishing and maintaining a technology leadership position. We selectively license technologies from third parties when necessary or useful.

Manufacturing

We outsource significant portions of our manufacturing operation to third parties and have entered into a manufacturing outsourcing contract with Flash Electronics, located in Fremont, California, for the manufacture of our BLC 6000 blade products. This agreement provides for material procurement, board level assembly, testing, purchase commitments and quality control by the manufacturer, and delivery to our end customers. Our products are primarily manufactured in the U.S., but we are planning to transition a portion of our manufacturing to Flash Electronics' offshore facilities. We design, specify and monitor all of the tests that are required to meet our internal and customer quality standards. Our operations are certified as ISO 9001 compliant. ISO 9000 is a series of standards agreed to by the International Organization for Standardization, or ISO. ISO 9001 is the highest level of accreditation and includes an assessment of 20 elements covering various aspects of design, development, distribution and production of equipment.

We have several sole or limited source suppliers. Although our products could be redesigned to avoid using sole or limited source suppliers, it would be expensive and time consuming to make such a change.

Competition

Competition in our market is intense and we expect competition to increase. The market for broadband access equipment is dominated primarily by large suppliers such as ADTRAN, Alcatel, Lucent Technologies and Tellabs. While these suppliers focus primarily on large service providers, they have competed, and may increasingly compete, in the IOC market segment. In addition, a number of emerging companies, including Calix, have developed, or are developing, products that compete with ours, including within our core IOC segment.

Our ability to compete successfully depends on a number of factors, including:

- the performance of our products relative to our competitors' products;
- our ability to properly define and develop new products, differentiate those products from our competitors' and deliver them at competitive prices;
- our ability to market and sell our products through effective sales channels;
- the protection of our intellectual property, including our processes, trade secrets and know-how; and
- our ability to attract and retain qualified technical, executive and sales personnel.

Although we believe we compete favorably on the basis of product quality and performance, many of our existing and potential competitors are larger than we are, and have greater financial resources and more well-established brands and customer relationships than we do. Unlike many of our competitors, we do not provide equipment financing to potential customers. In addition, many of our competitors have broader product lines than we do, so they can offer bundled products, which may appeal to certain customers.

As the market for our products is new and evolving, winning customers early in the growth of this market is critical to our ability to expand our business and increase sales. Service providers are typically reluctant to switch equipment suppliers once a particular supplier's product has been installed due to the time and cost associated with such replacements. As a result, competition among equipment suppliers to secure initial contracts with key potential customers is particularly intense and will continue to place pressure on product pricing. If we are forced to reduce prices in order to secure customers, we may be unable to sustain gross margins at desired levels or maintain profitability.

Governmental Regulation

The markets for our products are characterized by a significant number of laws, regulations and standards, both domestic and international, some of which are evolving as new technologies are deployed. Our products, or the deployment of our products, are required to comply with these laws, regulations and standards, including those promulgated by the Federal Communications Commission, or FCC, and counterpart foreign agencies. For example, the FCC recently required that all facilities-based providers of broadband Internet access and interconnect VoIP services must meet the capability requirements of the Communications Assistance for Law Enforcement Act by May 14, 2007. This decision is the subject of a pending appeal in the case of *American Council on Education, et al. v. FCC & USA*, No. 05-1404, before the United States Court of Appeals for the District of Columbia Circuit, with a decision expected during the summer of 2006. Subject to certain statutory parameters, and unless the capability requirements are stayed or vacated on appeal, we are required to make available to our customers, on a reasonably timely basis and at a reasonable charge, such features or modifications as are necessary to permit our customers to meet those capability requirements. In some cases, we are required to obtain certifications or authorizations before our products can be introduced, marketed or sold. While we believe that our products comply with all current applicable governmental laws, regulations and standards, we cannot assure that we will be able to continue to design our products to comply with all necessary requirements in the U.S in the future. Accordingly, any of these laws, regulations and standards may directly affect our ability to market or sell our products.

In addition, the Federal Communications Commission and state public utility commissions regulate our customers, including the rates that our customers may charge for telecommunications services. In particular, our IOC customers, but also others including regional Bell operating companies and competitive local exchange carriers, receive substantial revenue from intercarrier compensation (including interstate and intrastate access charges) and federal and state universal service subsidies. In 2001, the FCC initiated a rulemaking proceeding to seek comment as to whether and how the FCC should change its rules governing intercarrier compensation. In 2004, the FCC issued a further notice of proposed rulemaking seeking comment on various proposals for changes in its intercarrier compensation rules, which also could increase the amount of federal universal service subsidies. In addition, the FCC is currently considering several other rulemaking proceedings addressing the level and structure of federal universal service subsidies. Congress may also consider legislation addressing some or all of these issues. Furthermore, the state public utility commissions also from time to time review rates charged by our customers, and state legislatures from time to time consider legislation that affects telephone company rates and regulation. If some or all of these proposed changes are adopted, they could, individually and collectively, substantially change the amount and sources of revenues of our customers. Should those revenues be adversely affected, our customers could reduce their capital expenditures.

FCC regulatory policies that affect the availability of broadband access services may impede the penetration of our customers in their respective markets, affecting the prices that our customers are able to charge, or otherwise affecting the ability of our customers to market their services and grow their business. For example, FCC regulations addressing interconnection of competing networks, collocation, unbundling of network elements and line sharing impact our potential regional Bell operating company, IOC and competitive local exchange provider customers.

In addition, the FCC has not clearly defined how or whether some broadband services, including VoIP, should be regulated. If the FCC decides to regulate these emerging services, our customer base could be impacted, and different parts of our customer base could be affected differently. To the extent that our customers are adversely affected by these changes in the regulatory environment, our business, operating results and financial condition may be harmed.

Furthermore, legislation is currently before the United States Congress that could affect the demand for our products. Various proposals before the United States Congress would alter the regulatory regime for franchising multichannel video providers, the regulatory status and obligations of VoIP, broadband video and broadband data providers, and the extent to which broadband Internet access providers are subject to non-discrimination or other duties with respect to applications or service provided over broadband networks. Some of these issues are also being considered by state legislatures in various forms.

State regulation of telecommunications networks and service providers may also affect the regulatory environment of our market. As discussed above, states generally regulate the rates for intrastate telecommunications services, particularly those offered by incumbent local exchange carriers such as the RBOCs and IOCs, and some states provide state universal service subsidies to our customers. State regulators also, for example, typically settle disputes for competitive access to some incumbent local exchange carrier network elements or collocation in incumbent local exchange carrier offices, which competitive carriers use to offer various services. State regulators may also regulate and arbitrate disputes concerning interconnection of networks of incumbent local exchange carriers and competitive carriers. To the extent that our customers are adversely affected by these changes in the regulatory environment, our business, operating results, and financial condition may be harmed.

In addition to federal and state telecommunications regulations, an increasing number of other domestic laws and regulations are being adopted to specifically address broadband and telecommunications issues such as liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation, consumer protection, security of data and access by law enforcement, as well as intellectual property ownership, obscenity and libel. For instance, the FTC has recommended that Congress enact legislation to ensure adequate protection of online privacy and federal online privacy legislation is currently pending in Congress. The adoption of this or other restrictive legislation could increase the costs of communicating over the Internet or decrease the acceptance of the Internet as a commercial and advertising medium, thus dampening the growth of the Internet. Because our customers use our products to facilitate both commercial and personal uses of the Internet, our business could be harmed if the growth of the Internet were adversely affected by such regulations or standards.

Countries in the European Union, or EU, have also adopted laws relating to the provision of Internet services, the use of the Internet, and Internet-related applications. For example, in the United Kingdom, an Internet service provider, or ISP, may be liable for defamatory material posted on its sites. In Germany, an ISP may be liable for failing to block access to content that is illegal in the country. In addition, the EU has adopted a data protection directive to address privacy issues, impacting the use and transfer of personal data within and outside the EU. The application of this directive within the EU and with respect to U.S. companies that may handle personal data from the EU is unsettled. Similarly, countries in Europe restrict the use of encryption technology to varying degrees, making the provision of such technology unclear. Other laws relating to Internet usage are also being considered in the EU.

The applicability of laws, regulations and standards affecting the voice telephony, broadband telecommunications and data industry in which we and our customers operate is continuing to develop, both domestically and internationally. We cannot predict the exact impact that current and future laws, regulations and standards may have on us or our customers. These laws, regulations and standards may directly impact our products and result in a material and adverse effect on our business, financial condition and results of operations. In addition, should our customers be adversely impacted by such regulation, our business, financial condition and results of operations would likely be adversely affected as well.

Employees

As of May 15, 2006, we employed 111 full-time employees, including 50 in sales and marketing, 9 in operations and manufacturing, 39 in engineering and 13 in finance and administration. All of our employees are located in the U.S. None of our employees is represented by collective bargaining agreements. We consider our relations with employees to be good.

Facilities

We have lease agreements related to the following properties:

- approximately 31,000 square feet in Santa Barbara, California, used primarily for executive offices and for research and product development, administrative, and sales and marketing purposes, which expires in October 2006;
- approximately 8,340 square feet in Milpitas, California, used primarily for finance and operations purposes, which expires in July 2008;
- approximately 2,930 square feet in Camarillo, California, used primarily for research and product development purposes, which expires in November 2008; and
- approximately 1,700 square feet in Mesa, Arizona, used primarily for research and product development purposes, which expires in October 2006.

We believe that our existing facilities adequately meet our requirements for the foreseeable future and that we will be able to secure additional facilities as needed on commercially acceptable terms.

Backlog

Our backlog primarily consists of purchase orders from customers for products to be delivered within the next quarter. Our backlog as of March 8, 2006, and December 25, 2005 was approximately $10.5 million and $14.5 million, respectively. Due to factors such as the timing of product releases, customer purchase orders, product availability, allowing customers to delay scheduled delivery dates without penalty and allowing customers to cancel orders within negotiated time frames without significant penalty, we believe our backlog is not indicative of future sales during any given quarter.

Legal Proceedings

In June 2001, three putative stockholder class action lawsuits were filed against Accelerated Networks, certain of its then officers and directors and several investment banks that were underwriters of Accelerated Networks' initial public offering. The cases, which have since been consolidated, were filed in the United States District Court for the Southern District of New York. The Court appointed a lead plaintiff on April 16, 2002, and plaintiffs filed a Consolidated Amended Class Action Complaint (the "Complaint") on April 19, 2002. The Complaint was filed on behalf of investors who purchased Accelerated Networks' stock between June 22, 2000 and December 6, 2000 and alleged violations of Sections 11 and 15 of the 1933 Act and Sections 10(b) and 20(a) and Rule 10b-5 of the 1934 Act against one or both of Accelerated Networks and the individual defendants. The claims were based on allegations that the underwriter defendants agreed to allocate stock in Accelerated Networks' initial public offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases in the aftermarket at pre-determined prices. Plaintiffs alleged that the prospectus for Accelerated Networks' initial public offering was false and misleading in violation of the securities laws because it did not disclose these arrangements. These lawsuits are part of the massive "IPO allocation" litigation involving the conduct of underwriters in allocating shares of successful initial public offerings. We believe that over three hundred other companies have been named in more than one thousand similar lawsuits that have been filed by some of the same plaintiffs' law firms. In October 2002, the plaintiffs voluntarily dismissed the individual defendants without prejudice. On February 19, 2003 a motion to dismiss filed by the issuer defendants was heard and the court dismissed the 10(b), 20(a) and Rule 10b-5 claims against us. On July 31, 2003, we agreed, together with over three hundred other companies similarly situated, to settle with the plaintiffs. A Memorandum of Understanding ("MOU"), along with a separate agreement and a performance bond of $1 billion issued by the insurers for these companies is a guarantee, allocated pro rata amongst all issuer companies, to the plaintiffs as part of an overall recovery against all defendants including the underwriter defendants who are not a signatory to the MOU. Any recovery by the plaintiffs against the underwriter defendants reduces the amount to be paid by the issuer companies. On April 24, 2006 the court heard oral and written arguments concerning final approval of the settlement from all parties including the underwriter defendants. No decision has been issued to date. We cannot predict whether such approval will be obtained. We have not recorded any accrual related to this proposed settlement because we expect any settlement amounts for which we are responsible to be covered by our insurance policies.

From time to time, we are subject to threats of litigation or actual litigation in the ordinary course of business, some of which may be material. We believe that there are no currently pending matters that, if determined adversely to us, would have a material effect on our business or that would not be covered by our existing liability insurance.

DESCRIPTION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report. Certain statements in this "Description of Our Financial Condition and Results of Operations" are forward-looking statements. These forward-looking statements are based on current expectations and entail various risks and uncertainties that could cause our actual results to differ materially from those expressed in these forward-looking statements. We encourage you to review the information under the caption "Risk Factors," for a discussion of some of the risks and uncertainties facing us and our business.

Overview

We develop, market and support innovative broadband access products designed to enable telecom service providers to offer bundled voice, video and data, or Triple Play, services over both copper and fiber optic networks. Our Broadband Loop Carrier, or BLC, is an integrated hardware and software platform that uses Internet Protocol, or IP, and Ethernet technologies to increase the capacity of local access networks, enabling our customers to deliver advanced services, including voice-over-IP, or VoIP, IP-based television, or IPTV, and high-definition television, or HDTV. Our platform simultaneously supports traditional voice services, enabling our customers to leverage their existing networks and migrate to IP without disruption. In addition to providing our customers with increased bandwidth, our products provide incremental value by offering software-based features to improve the quality, resiliency and security of Triple Play services. We market our products through a combination of direct and indirect channels. Our direct sales efforts are focused on the independent operating company, or IOC, segment of the telecom service provider market. We also target larger telecom service providers through strategic reseller relationships. To date, we have shipped our BLC platform to over 160 customers.

From our inception through March 26, 2006, we have incurred cumulative net losses of approximately $108.7 million. Since the merger with Accelerated Networks, we have implemented a number of expense reduction actions to reduce our operating losses and consumption of cash, including reductions in force, change to a sequential product development plan, and non-renewal of certain facilities leases. As a result of these actions, and in combination with an increase in our sales, we reached profitability in the fourth quarter of 2005.

We manage our activities based on 13-week accounting quarters, with the end of each quarter falling on the last Sunday of each calendar quarter. As a result, our accounting quarters do not necessarily coincide with the last day of the calendar month. The quarter-end dates for fiscal 2006 are March 26, June 25, September 24, and December 31. Historically, we have presented our financial statements on a calendar month-end basis and provided additional disclosure identifying the actual period-end for accounting purposes.

Critical Accounting Policies and Estimates

This Description of Our Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of sales and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, inventories, litigation, warranty reserve and valuation of deferred income tax assets. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize sales revenue when persuasive evidence of sales arrangements exist, delivery has occurred or services have been rendered, the buyer's price is fixed or determinable and collection is reasonably assured. We allow credit for products returned within our policy terms.

In addition to the aforementioned general policy, we enter into transactions that represent multiple-element arrangements, which may include training and post-sales technical support and maintenance to our customers as needed to assist them in installation or use of our products, and make provisions for these costs in the periods of sale. Multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting. A multiple-element arrangement is separated into more than one unit of accounting if all of the following criteria are met.

- The delivered item(s) has value to the customer on a stand-alone basis.
- There is objective and reliable evidence of the fair value of the undelivered item(s).
- If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probably and substantially in our control.

If these criteria are not met, then sales are deferred until such criteria are met or until the period(s) over which the last undelivered element is delivered. If there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative fair value.

In certain circumstances, we enter into arrangements with customers who receive financing support in the form of long-term low interest rate loans from the United States Department of Agriculture's Rural Utilities Service, or RUS. The terms of the RUS contracts provide that in certain instances transfer of title of our products does not occur until customer acceptance. In these cases, we do not recognize revenue until payment has been received, assuming the remaining revenue recognition criteria are met.

We further warrant our products for periods up to five years and record an estimated warranty accrual when sales revenue is recognized.

Valuation of Inventories

Our inventories are stated at the lower of acquisition cost or market value. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand and market conditions and compare them with current inventory levels. If actual future demand or market conditions are less favorable than those projected by us, additional inventory write-downs may be required.

Deferred Tax Valuation Allowance

We record a valuation allowance to reduce our deferred income tax asset to the amount we believe is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, should we determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made. We recorded \$6.2 million of valuation allowance for 2003, \$4.0 million for 2004 and \$4.4 million for 2005.

Loss Contingencies

We evaluate our estimated potential financial exposure for loss contingencies, particularly the pending litigation matters discussed in Note 4 to the accompanying consolidated financial statements for the period ended

March 26, 2006. We accrue an estimated loss related to a contingency if (a) it is probable that a liability had been incurred and future events will occur confirming the fact of the loss at the date of the financial statements; and (b) the amount of the loss can be reasonably estimated. When a reasonable estimate of the loss is a range and no amount within the range is a better estimate than any other amount, we accrue the minimum amount in the range. As additional information becomes available, we assess the potential liability related to pending litigation and revise our estimates. Such revisions in the estimated potential liability could materially impact our consolidated results of operations and financial position. We have not recorded an accrual for an estimated loss for the IPO allocation case because we believe the anticipated settlement amounts are covered by our insurance policies.

Product Warranties

We provide a standard warranty with the sale of our products for up to five years from the date of shipment. The estimated cost of providing the product warranty is recorded at the time revenue is recognized. We maintain product quality programs and processes, including actively monitoring and evaluating the quality of our suppliers. We quantify and record an estimate for warranty related costs based on our actual history, projected return and failure rates and current repair costs.

Our estimates are based on the actual number of products returned for repairs, an estimate of products that may be returned for warranty repair and estimated costs of repair depending on the type of service required. These estimates require us to examine past warranty issues and consider their continuing impact in the future. Our accrual is based on consideration of all these factors which are known as of the preparation of our consolidated financial statements. To the extent that actual warranty repairs are higher than our estimates, our costs will increase.

Stock Based Compensation

Effective beginning the first fiscal quarter of 2006, we adopted Statement of Financial Accounting Standards (SFAS) No. 123R using the modified prospective method. Under this method, compensation costs for all awards granted after the date of adoption and the unvested portion of previously granted awards outstanding at the date of adoption are measured at estimated fair value and included in cost of sales and operating expenses over the vesting period during which an employee provides service in exchange for the award. Prior period amounts presented herein have not been restated to reflect the adoption of SFAS No. 123R.

Results of Operations

Fiscal Years ended December 28, 2003, December 26, 2004 and December 25, 2005

Sales

	Year ended		
	December 28, 2003	December 26, 2004	December 25, 2005
		(in thousands)	
Sales	$7,982	$17,329	$39,238

The following sets forth sales by product for the periods indicated as a percentage of total sales for that fiscal period:

	Year ended		
	December 28, 2003	December 26, 2004	December 25, 2005
BLC 6000 system	48%	78%	82%
BLC 1200 system	24%	1%	—
Cabinets	12%	17%	12%
Integrated Access Devices	8%	—	—
Other	8%	4%	6%
Total sales	100%	100%	100%

The increase in sales for fiscal year 2005 over the prior years was mainly due to an expanded customer base, repeat orders from existing customers and increased sales of BLC 6000 products, related accessories and cabinets. The growth in BLC 6000 system sales, and our sales in general, followed the release of the BLC 6000 system product line during the third quarter of 2003. In 2004 and 2005, several enhancements and new features were introduced to the BLC 6000 system, which resulted in greater market penetration and sales. We expect this trend to continue in 2006.

Cost of sales and gross profit

	Year ended		
	December 28, 2003	December 26, 2004	December 25, 2005
		(in thousands)	
Cost of sales	$7,930	$15,829	$27,208
Gross profit	$ 52	$ 1,500	$12,030
Gross margin	1%	9%	31%

Cost of sales typically consists of the cost of products shipped for which sales were recognized, warranty costs and provisions for obsolete inventory. Cost of sales and gross profit for 2004 were adversely affected by additional costs of $2.6 million arising from yield problems and unusually high repair costs on certain new products. Management believes these costs were necessary to maintain customer satisfaction. As of December 25, 2005, we had an accrual of $1.1 million to cover estimated repair costs on remaining field units. This accrual is based upon experience with failures of certain parts and based on estimated repair costs.

Research and product development expenses

	Year ended		
	December 28, 2003	December 26, 2004	December 25, 2005
		(in thousands)	
Research and product development expenses	$12,004	$7,448	$7,440
Percentage of sales	150%	43%	19%

Research and product development expenses consist primarily of salaries and other personnel-related costs, prototype component and assembly costs, third-party design services and consulting costs, and other costs related to design, development, and testing of our products. Research and product development costs are expensed as incurred, except for capital expenditures, which are capitalized and depreciated over their estimated useful lives, generally two to five years. Research and development expenses remained flat from 2004 to 2005. Research and product development expenses declined by 38% from 2003 to 2004 primarily due to expense reduction actions implemented in 2003 and 2004 and reduced amortization of deferred compensation expense in 2004 compared to 2003. We expect research and development costs to increase marginally in 2006 as compared to 2005. Research and product development expenses include stock-based compensation expenses of $519,000, $693,000 and $943,000, for fiscal years 2005, 2004 and 2003, respectively.

Sales and marketing expenses

	Year ended		
	December 28, 2003	December 26, 2004	December 25, 2005
		(in thousands)	
Sales and marketing expenses	$5,977	$6,584	$8,349
Percentage of sales	75%	38%	21%

Sales and marketing expenses consist primarily of salaries, sales commissions, and other personnel-related costs, development and distribution of promotional materials, and other costs related to marketing, sales, public relations, and customer support activities. Sales and marketing expenses increased 27% from 2004 to 2005 because of increased headcount, increased commission and other sales and promotional costs incurred in an effort to increase sales and market penetration. Sales and marketing expenses increased by 10% from 2003 to 2004 primarily due to increased headcount, commissions and other promotional expense incurred to increase sales and market penetration. We expect sales and marketing costs to continue to increase in 2006 as we continue to make expenditures intended to increase sales and market penetration.

General and administrative expenses

	Year ended		
	December 28, 2003	December 26, 2004	December 25, 2005
		(in thousands)	
General and administrative expenses	$2,331	$2,328	$3,420
Percentage of sales	29%	13%	9%

General and administrative expenses consist primarily of salaries and other personnel-related costs for executive, information technology, finance, human resources, and administrative personnel. Additionally, general and administrative expenses include professional fees, liability insurance and other general corporate costs. General and administrative expenses increased 47% from 2004 to 2005 primarily due to Sarbanes-Oxley compliance costs and the writeoff of a $399,000 loan given to the buyer of our subsidiary in India in consideration for the sale. General and administrative expenses remained flat at $2.3 million from 2003 to 2004. We expect general and administrative expenditures to increase in 2006 due to additional expenses that we expect to incur for compliance with Section 404 of the Sarbanes-Oxley Act.

Stock-based compensation

	Year ended		
	December 28, 2003	December 26, 2004	December 25, 2005
		(in thousands)	
Research and product development	$ 943	$693	$519
Sales and marketing	179	119	70
General and administrative	105	40	6
Total amortization of stock-based compensation	$1,227	$852	$595

Through December 25, 2005, we recorded total deferred stock compensation of approximately $10.5 million, representing the difference between the deemed value of our common stock for accounting purposes and the exercise price of the options at their date of grant. We are amortizing remaining deferred stock-based compensation over the vesting periods of the applicable options, or repurchase periods for the exercised options, generally over four years. Through December 25, 2005, we had reversed deferred stock compensation of approximately $4.7 million, resulting from stock option cancellations and repurchase of unvested common shares from employees.

Effective as of the first quarter of fiscal 2006, we began recording the fair value of our share-based compensation in our consolidated financial statements in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment (Revised 2004)." We anticipate that the stock-based compensation expense calculated under SFAS No. 123(R) will continue to have a material effect on our consolidated statement of operations.

Interest income and expense

	Year ended		
	December 28, 2003	**December 26, 2004**	**December 25, 2005**
		(in thousands)	
Interest income	$ 101	$ 94	$ 249
Interest expense	(284)	(223)	(508)

In 2005, the increase in interest income was attributable to higher average cash balances, resulting from borrowings under a line of credit and the issuance of additional shares of Series A-2 preferred stock and higher prevailing interest rates. In 2004, decreases in interest income were due to the lower average balances of cash and cash equivalents held as compared to 2003, as a result of consumption of cash balances for working capital purposes.

The increase in interest expense in 2005 was attributable to increased debt levels as compared to 2004. The decrease in interest expense from 2003 to 2004 was due to lower average amounts outstanding under capital lease lines of credit during 2004 as compared to 2003 as well as the timing and receipt of funds from the senior debt financing in December 2004.

Income tax benefit (expense)

Our effective tax rate for 2003, 2004 and 2005 was 0% because of losses before income taxes in such periods.

Net operating loss carry-forwards

As of December 25, 2005, our net operating loss carry-forwards were approximately $227.6 million for federal tax purposes, expiring through 2024, and $150.2 million for state tax purposes, expiring through 2014. Under the change in ownership provisions of Section 382 of the Internal Revenue Code, utilization of the net operating loss carry-forwards may be limited. The amount of such limitation, if any, has not been determined.

Beneficial conversion feature

	Year ended		
	December 28, 2003	**December 26, 2004**	**December 25, 2005**
		(in thousands)	
Beneficial conversion feature	$(3,038)	$(3,288)	$(1,822)

In 2005, we recorded beneficial conversion feature charges to net loss attributable to common stockholders of $1.7 million related to the issuance of our Series A-2 preferred stock and $85,000 related to the amortization of preferred stock warrants. We recorded beneficial conversion feature charges to net loss attributable to common stockholders of $3.3 million upon the issuance of our Series A-2 preferred stock and warrants during 2004 and $3.0 million upon the issuance of our Series A-2 preferred stock during 2003. These non-cash charges were calculated using the deemed value of common stock on date of issuance, subtracting the accounting conversion price and then multiplying the resulting amount by the sum of the number of shares of common stock into which the Series A-2 preferred stock was convertible.

Interest attributable to common stock potentially subject to rescission

	Year ended		
	December 28, 2003	December 26, 2004	December 25, 2005
		(in thousands)	
Interest attributable to common stock potentially subject to rescission	$500	$—	$—

We are aware that the May 2002 sale of 5,899,755 shares of Occam CA Series C preferred stock to 18 Occam CA stockholders may have been in violation of Section 5 of the Securities Act of 1933, as amended (the "1933 Act"). If such a violation did in fact occur, the stockholders who purchased these shares would have had a right to rescind their purchases. If a stockholder successfully asserted a rescission right, we would have been obligated to repurchase the common stock into which that stockholder's Occam CA Series C preferred stock had been converted in connection with the merger for the full price paid for the Occam CA Series C preferred stock purchased by such stockholder, plus interest. We may thus have had a contingent liability to the Occam CA Series C preferred stock investors in the aggregate amount of approximately $10 million plus interest. The 1933 Act requires that any claim brought for a violation of Section 5 be brought within one year of the violation. Until this one-year period elapsed on May 14, 2003, the amount paid for these shares was presented on the consolidated balance sheet of the Company outside of total stockholders' equity. We believe that the sale of the Occam CA Series C preferred stock was not in violation of Section 5 of the 1933 Act and no such claims have been made. Upon expiration of the statue of limitations for violation of the 1933 Act in 2003, we have reversed $500,000 of interest that had been accrued during the one-year claim period and have reclassified common stock potentially subject to rescission into stockholders' equity.

Liquidity and Capital Resources

As of December 25, 2005, we had cash and cash equivalents of $6.6 million as compared to $4.4 million as of December 26, 2004. The net increase in cash and cash equivalents was the result of additional sales of Series A-2 preferred stock of $5.6 million in January 2005, $4.9 million in March 2005 and $2.3 million in April 2005, partially offset by cash used in operations of $7.7 million and cash used in investing activities of $2.9 million. As of December 25, 2005, we had restricted cash of $3.7 million related to performance bonds we are required to post in connection with our RUS contracts.

We used $7.7 million of cash in operating activities during the fiscal year ended December 25, 2005, a decrease of 51% over the $15.5 million used during the prior fiscal year. The $7.8 million decrease in cash used in operating activities from 2004 to 2005 was primarily driven by reduced net losses as a result of increased sales and gross margins. Working capital requirements also used cash as receivables increased by $4.2 million. This increase was partially offset by inventory reductions of $1.6 million as a result of lower inventory levels resulting from supply chain improvements.

We used $2.9 million of cash in investing activities during the fiscal year ended December 25, 2005, as compared to $2.2 million during the comparable prior year period. In 2005, our restricted cash balances increased by $1.6 million as we engaged in a larger volume of RUS contracts that require us to provide performance bonds. Additionally, we purchased $1.2 million of property and equipment in 2005 as compared to $1.1 million in 2004.

Financing activities generated $12.7 million of cash in 2005 as compared to $7.5 million in 2004. The cash provided from financing activities in the fiscal year ended December 25, 2005 was from the proceeds of $12.8 million from our offering of Series A-2 preferred stock and $0.6 million received from the employee stock option exercises. These proceeds were partially offset by $0.8 million of debt payments.

In February 2006 we concluded a rights offering to eligible stockholders of record as of December 26, 2005. Each subscription right entitled the stockholders to subscribe for and purchase one share of Series A-2 preferred stock for each 2.27275 shares of common stock held on the record date. The rights offering provided us with $3.4 million of gross proceeds. We used $2.6 million of the proceeds to retire all of our notes payable. In the first quarter of 2005 we raised $10.6 million of capital from the sale of Series A-2 preferred stock to fund operations.

We may be required to secure additional funding in the future. Such financing, if available, could take the form of additional equity or debt. To the extent we issue additional equity securities, it could result in substantial dilution to existing stockholders. In addition the terms of any financing whether in the form of debt or equity, could contain restrictive covenants that would limit management's flexibility. We cannot predict whether we will be able to obtain additional financing if necessary. Any failure to obtain financing could have an adverse material affect on our business, financial condition and results of operations. Also, management's plans to sustain profitability and generate additional cash flows include increasing revenues from new and existing customers, focus on cost reductions, and the launch of additional products. Although we believe we have sufficient cash to sustain operations, there is no assurance that we will be successful with these plans. If events and circumstances occur such that we do not meet our current operating plan as expected, and we are unable to raise additional financing, we may be required to reduce certain discretionary spending, which could have a material adverse effect on our ability to achieve our intended business objectives. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

We lease our facilities and certain assets under non-cancelable operating leases expiring through 2008, excluding various renewal options. As of December 31, 2005 we also had long-term debt obligations that we retired in 2006. See Note 6 and 11 to the accompanying financial statements.

The following tables summarize our minimum annual payment commitments under non-cancelable operating leases, capital leases and notes payable as of December 31, 2005 (in thousands):

		Payments Due By Period			
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations (1)					
Note payable to bank	$ 83	$ 83	$ —	$—	$—
Note payable to finance company (2)	2,474	1,150	1,324	—	—
Purchase Commitments (3)	8,268	8,268	—	—	—
Operating leases	$ 751	$ 565	$ 186	$—	$—

(1) Contractual obligations consist of long-term debt, future minimum lease payments under operating leases used in the normal course of business and purchase commitments. In February 2006 we retired this debt.

(2) In connection with the senior debt agreement with Hercules, we issued Hercules warrants to purchase 41,666 shares of our common stock and 15,000 shares of our series A-2 preferred stock. These warrants were valued using the Black-Scholes option pricing model and relative fair value of the warrants of $178,000 has been treated as a reduction in the carrying amount of the loan. In February 2006 we retired this debt.

(3) Under the terms of our agreement with our contract manufacturer, we issue purchase orders for the production of our products. We are required to place orders in advance with our contract manufacturer to meet estimated sales demands. The agreement includes certain lead-time and cancellation provisions. Future amounts payable to the contract manufacturer will vary based on the level of purchase requirements.

Off balance sheet arrangements

As of March 26, 2006, we had no material off balance sheet arrangements, other than the operating leases described above.

Indemnification Obligations

We enter into indemnification provisions under our agreements with other companies in our ordinary course of business, typically with our contractors, customers, landlords and our agreements with investors. Under these provisions, we generally indemnify and hold harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of our activities or, in some cases, as a result of the indemnified party's activities under the agreement. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments we could be required to make under these indemnification provisions is generally unlimited. We have not incurred material costs to defend lawsuits or settle claims related to these indemnifications agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, we have no liabilities recorded for these agreements as of December 25, 2005 and December 26, 2004.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, "Inventory Costs—an amendment of ARB No. 43" ("SFAS 151"), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs and wasted material (spoilage) costs to be recognized as current period charges. It also requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect this standard to have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Instruments-an amendment of FASB Statement No. 133 and 140 ("SFAS 155"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 eliminates the need to bifurcate the derivative from its host, as previously required under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedge Accounting ("SFAS 133"). SFAS 155 also amends SFAS 133 by establishing a requirement to evaluate interests in securitized financial assets to determine whether they are free standing derivatives or whether they contain embedded derivatives that require bifurcation. SFAS 155 is effective for all hybrid financial instruments acquired or issued by the Company on or after January 1, 2007. The Company does not anticipate any material impact to its financial condition or results of operations as a result of the adoption of SFAS 155.

In March 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140." SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specific situations. Additionally, the servicing asset or servicing liability shall be initially measured at fair value; however, an entity may elect the "amortization method" or "fair value method" for subsequent balance sheet reporting periods. SFAS No. 156 is effective as of an entity's first fiscal year beginning after September 15, 2006. Early adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. We do not expect the adoption of this statement to have a material impact on our financial condition, results of operations or cash flows.

RISK FACTORS

Before you invest in our securities, you should be aware that our business faces numerous financial and market risks, including those described below, as well as general economic and business risks. The following discussion provides information concerning the material risks and uncertainties that we have identified and believe may adversely affect our business, our financial condition and our results of operations. Before you decide whether to invest in our securities, you should carefully consider these risks and uncertainties, together with all of the other information included in this prospectus.

Risks Related to Our Business and Industry

Our focus on independent telephone operating companies limits our sales volume with individual customers and makes our future operating results difficult to predict.

We currently focus our sales efforts on the independent telephone operating companies, or IOCs, in North America. These customers generally operate relatively small networks with limited capital expenditure budgets. Accordingly, we believe the total potential sales volume for our products at any individual IOC is limited, and we must identify and sell products to new IOC customers each quarter to continue to increase our sales. In addition, the spending patterns of many IOCs are characterized by small and sporadic purchases. Moreover, because our sales to IOCs are predominantly based on purchase orders rather than long-term contracts, our customers may stop purchasing equipment from us with little advance notice. As a result, we have limited backlog, our future operating results are difficult to predict and we will likely continue to have limited visibility into future operating results.

Fluctuations in our quarterly and annual operating results may adversely affect our business and prospects.

A number of factors, many of which are outside our control, may cause or contribute to significant fluctuations in our quarterly and annual operating results. These fluctuations may make financial planning and forecasting more difficult. In addition, these fluctuations may result in unanticipated decreases in our available cash, which could limit our growth and delay implementation of our expansion plans. Factors that may cause or contribute to fluctuations in our operating results include:

- fluctuations in demand for our products, including the timing of decisions by our target customers to upgrade their networks and deploy our products;
- the size and timing of orders we receive and products we ship during a given period;
- delays in recognizing sales, particularly from government funded contracts;
- introductions or enhancements of products, services and technologies by us or our competitors, and market acceptance of these new or enhanced products, services and technologies; and
- the amount and timing of our operating costs, including sales, engineering and manufacturing costs and capital expenditures.

One or more of the foregoing, or other factors, may cause our sales or operating expenses to fluctuate significantly in any particular quarterly or annual period. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance.

We have a history of losses and negative cash flow, and we may not be able to generate positive operating income and cash flows in the future to support the expansion of our operations.

We have incurred significant losses since our inception, we have never been profitable in any annual period and as of March 26, 2006, we had an accumulated deficit of $108.7 million. For fiscal 2003 and 2004, our auditors included in their opinion regarding our financial statements a qualification regarding our ability to continue as a going concern. While we achieved positive operating income during the quarters ended December 25, 2005 and March 26, 2006, we cannot assure you that we will not incur losses or negative cash flow in the future. Our inability to generate positive operating income and cash flow would materially and adversely affect our liquidity, results of operations and financial condition.

We have large fixed expenses and will continue to incur significant expenses for research and development, sales and marketing, customer support, and general and administrative functions. Given our rapid growth rate, limited operating history and intense competitive pressures we face, we may be unable to adequately control our operating costs. In order to sustain profitability, we must increase our sales while maintaining control over our expense levels.

Because our markets are highly competitive and dominated by large, well-financed participants, we may be unable to compete effectively.

Competition in our market is intense and we expect competition to increase. The market for broadband access equipment is dominated primarily by large suppliers such as ADTRAN, Inc., Alcatel, Lucent Technologies Inc. and Tellabs, Inc. While these suppliers focus primarily on large service providers, they have competed, and may increasingly compete, in the IOC market segment. In addition, a number of emerging companies, including Calix Networks, Inc., have developed, or are developing, products that compete with ours, including within our core IOC segment.

Our ability to compete successfully depends on a number of factors, including:

- the performance of our products relative to our competitors' products;
- our ability to properly define and develop new products, differentiate those products from our competitors and deliver them at competitive prices;
- our ability to market and sell our products through effective sales channels;
- the protection of our intellectual property, including our processes, trade secrets and know-how; and
- our ability to attract and retain qualified technical, executive and sales personnel.

Many of our existing and potential competitors are larger than we are, and have greater financial resources and better-established brands and customer relationships. Unlike many of our competitors, we do not provide financing to potential customers. In addition, many of our competitors have broader product lines than we do, so they can offer bundled products, which may appeal to certain customers.

As the market for our products is new and evolving, winning customers early in the growth of this market is critical to our ability to expand our business and increase sales. Because the products that we and our competitors sell require a substantial investment of time and funds to install, customers are typically reluctant to switch equipment suppliers once a particular supplier's product has been installed. As a result, competition among equipment suppliers to secure contracts with key potential customers is particularly intense and will continue to place pressure on product pricing. If we are forced to reduce prices in order to secure customers, we may be unable to sustain gross margins at desired levels or maintain profitability.

We have relied, and expect to continue to rely, on our BLC 6000 product line for the substantial majority of our sales, and a decline in sales of our BLC 6000 line would cause our overall sales to decline proportionally.

We have derived a substantial majority of our sales in recent years from our BLC 6000 product line. We expect that sales of this product line will continue to account for a substantial majority of our sales for the foreseeable future. Any factors adversely affecting the pricing of, or demand for, our BLC 6000 line, including competition or technological change, could cause our sales to decline materially and our business to suffer.

If we fail to enhance our existing products and develop new products and features that meet changing customer requirements and support new technological advances, our sales would be materially and adversely affected.

Our market is characterized by rapid technological advances, frequent new product introductions, evolving industry standards and recurring changes in end-user requirements. Our future success will depend significantly on our ability to anticipate and adapt to such changes and to offer, on a timely and cost-effective basis, products and features that meet changing customer demands and industry standards. The timely development of new or enhanced products is a complex and uncertain process, and we may not be able to accurately anticipate market trends or have sufficient resources to successfully manage long development cycles. We may also experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new products and enhancements. The introduction of new or enhanced products also requires that we manage the transition from older products to these new or enhanced products in order to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products are available for delivery to meet anticipated customer demand. If we are unable to develop new products or enhancements to our existing products on a timely and cost-effective basis, or if our new products or enhancements fail to achieve market acceptance, our business, financial condition and results of operations would be materially and adversely affected.

We recently enhanced our BLC 6000 platform to support active Gigabit Ethernet fiber-to-the-premises, or FTTP, services. Although we have invested significant time and resources to develop this enhancement, these FTTP-enabled products are relatively new, with limited sales to date, and market acceptance of these products may fall below our expectations. To the extent our new products and enhancements do not achieve broad market acceptance, we may not realize expected returns on our investments and we may lose current and potential customers.

Our efforts to increase our sales and marketing efforts to larger telecom operators, which may require us to broaden our reseller relationships, may be unsuccessful.

To date, our sales and marketing efforts have been focused on small and mid-sized IOCs. A key element of our long-term strategy is to increase sales to large IOCs, competitive local exchange carriers, regional Bell operating companies and international telecom service providers. We may be required to devote substantial technical, marketing and sales resources to the pursuit of these customers, who have lengthy equipment qualification and sales cycles. In particular, sales to these customers may require us to upgrade our products to meet more stringent performance criteria, develop new customer-specific features or adapt our product to meet international standards. We may incur substantial technical, sales and marketing expenses and expend significant management effort without any assurance of generating sales. Because we have limited resources and large telecom operators may be reluctant to purchase products from a relatively small supplier like us, we plan to target these customers in cooperation with strategic resellers. These reseller relationships may not be available to us, and if formed, may include terms, such as exclusivity and non-competition provisions, that restrict our activities or impose onerous requirements on us. Moreover, in connection with these relationships, we may forego direct sales opportunities in favor of forming relationships with strategic resellers. If we are unable to successfully increase our sales to larger telecom operators or expand our reseller relationships, we may be unable to implement our long-term growth strategy.

Our strategic relationship with Tellabs may not result in a material increase in our sales.

In March 2005, we announced a strategic relationship with Tellabs and certain of its subsidiaries in which we granted Tellabs exclusive rights to sell certain of our BLC products to identified categories of customers, including several of the regional Bell operating companies and other large incumbent local exchange carriers as well as a number of large IOCs. In April 2006, we amended this strategic relationship to, among other things, reduce the number of prospective customers with respect to whom Tellabs' rights to sell our BLC products are exclusive. In particular, Tellabs' exclusive right with respect to regional Bell operating companies and large incumbent local exchange carriers is now limited to one incumbent local exchange carrier. To date, sales from the Tellabs relationship have been negligible. Although we believe that the continued strategic relationship with Tellabs offers us important access to larger telecommunications customers, we cannot predict whether we will realize material sales from this relationship. In particular, Tellabs has no minimum purchase commitments under its agreement with us. Moreover, Tellabs is a competitor of ours in certain markets. Although Tellabs has agreed that it will not sell, or help a third party to sell, products that are similar to our BLC products to any of the identified customers where Tellabs has been granted exclusive sales rights, with the exception of these identified exclusive customers, Tellabs remains free to compete with us. Tellabs' agreement not to sell similar products to the exclusive customers expires upon the expiration of Tellabs' exclusivity under our agreement. Tellabs' exclusivity will expire with respect to the remaining large incumbent local exchange carrier in March 2008 and with respect to the large IOCs in March 2007, unless Tellabs elects to extend the applicable exclusivity periods, which it may do at its sole discretion, subject to satisfaction of certain milestones or payment of extension fees that extend the relevant milestone deadlines. In the event that Tellabs' performance under these agreements does not meet our expectations, our recourse against Tellabs and our ability to terminate the agreement early is very limited, which would likely result in a loss of our investment of time and expense in this relationship, foregone customer development opportunities and delays in development of larger customer accounts.

We may be unable to successfully expand our international operations. In addition, our international expansion plans, if implemented, will subject us to a variety of risks that may adversely affect our business.

We currently generate almost all of our sales from customers in North America, and have very limited experience marketing, selling and supporting our products and services outside North America or managing the administrative aspects of a worldwide operation. While we intend to expand our international operations, we may not be able to create or maintain international market demand for our products. In addition, regulations or standards adopted by other countries may require us to redesign our existing products or develop new products suitable for sale in those countries. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business, financial condition and results of operations will suffer.

In the course of expanding our international operations and operating overseas, we will be subject to a variety of risks, including:

- differing regulatory requirements, including tax laws, trade laws, labor regulations, tariffs, export quotas, custom duties or other trade restrictions and changes thereto;
- greater difficulty supporting and localizing our products;
- different or unique competitive pressures as a result of, among other things, the presence of local equipment suppliers;
- challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;
- limited or unfavorable intellectual property protection;
- changes in a specific country's or region's political or economic conditions; and
- restrictions on the repatriation of earnings.

If we lose any of our key personnel, or are unable to attract, train and retain qualified personnel, our ability to manage our business and continue our growth would be negatively impacted.

Our success depends, in large part, on the continued contributions of our key management, engineering, sales and marketing personnel, many of whom are highly-skilled and would be difficult to replace. None of our senior management or key technical or sales personnel is bound by a written employment contract to remain with us for a specified period. In addition, we do not currently maintain key man life insurance covering our key personnel. If we lose the services of any key personnel, our business, financial condition and results of operations may suffer.

Competition for skilled personnel, particularly those specializing in engineering and sales is intense. We cannot be certain that we will be successful in attracting and retaining qualified personnel, or that newly-hired personnel will function effectively, both individually and as a group. In particular, we must continue to expand our direct salesforce, including hiring additional sales managers, to grow our customer base and increase sales. In addition, our industry is characterized by frequent claims relating to unfair hiring practices. We may become subject to such claims and may incur substantial costs in defending ourselves against these claims, regardless of their merits. If we are unable to effectively hire, integrate and utilize new personnel, the execution of our business strategy and our ability to react to changing market conditions may be impeded, and our business, financial condition and results of operations could suffer.

We may have difficulty managing our growth, which could limit our ability to increase sales and cash flow.

We have experienced significant growth in our operations in recent years. We expect to expand our research and development, sales, marketing and support activities, including our activities outside the U.S. Our historical growth has placed, and planned future growth is expected to continue to place, significant demands on our management, as well as our financial and operational resources, as required to:

- manage a larger organization;
- implement appropriate operational and financial systems;
- maintain effective financial disclosure controls and procedures;
- expand our manufacturing and distribution capacity;
- increase our sales and marketing efforts; and
- broaden our customer support capabilities.

In addition, we expect that we will need to expand our finance organization to maintain adequate financial controls. If we cannot grow and manage our business effectively, we may not be able to execute our business strategies and our business, financial condition and results of operations would suffer.

Because we depend upon a small number of outside contractors to manufacture our products, our operations could be disrupted if we encounter problems with any of these contractors.

We do not have internal manufacturing capabilities, and rely upon a small number of outside contractors to build our products. In particular, we rely on Flash Electronics, Inc. for the manufacture of our BLC 6000 blade products. Our reliance on a small number of outside contractors makes us vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules, manufacturing yields and costs. We do not have long-term supply contracts with our primary contract manufacturers. Consequently, these manufacturers are not obligated to supply products to us for any specific period, in any specific quantity or at any certain price, except as may be provided by a particular purchase order. If any of our manufacturers were unable or unwilling to continue manufacturing our products in required volumes and at high quality levels, we will have to identify, qualify and select acceptable alternative manufacturers. It is possible that an alternate source may not be available to us when needed or may not be in a position to satisfy our production requirements at commercially reasonable prices and quality. Any significant interruption in manufacturing would require us to reduce our supply of products to our customers, which in turn could have a material adverse effect on our customer relations, business, financial condition and results of operations.

While our products are currently manufactured in the U.S., we plan to move a portion of our manufacturing to the overseas facilities of our primary contract manufacturer. The transition to an overseas manufacturing facility presents a number of risks, including the potential for a supply interruption or a reduction in manufacturing quality or controls, any of which would negatively impact our business, customer relationships and results of operations.

We depend on sole source and limited source suppliers for key components and license technology from third parties. If we are unable to source these components and technologies on a timely basis, we will not be able to deliver our products to our customers.

We depend on sole source and limited source suppliers for key components of our products. Any of the sole source and limited source suppliers upon which we rely could stop producing our components, cease operations entirely, or be acquired by, or enter into exclusive arrangements with, our competitors. We do not have long-term supply agreements with our suppliers, and our purchase volumes are currently too low for us to be considered a priority customer by most of our suppliers. As a result, these suppliers could stop selling components to us at commercially reasonable prices, or at all. Any such interruption or delay may force us to seek similar components from alternate sources, if available at all. Switching suppliers may require that we redesign our products to accommodate the new component, and may potentially require us to re-qualify our products with our customers, which would be costly and time-consuming. Any interruption in the supply of sole source or limited source components would adversely affect our ability to meet scheduled product deliveries to our customers and would materially and adversely affect our business, financial condition and results of operations.

Periodically, we may be required to license technology from third parties to develop new products or product enhancements. These third-party licenses may be unavailable to us on commercially reasonable terms, if at all. Our inability to obtain necessary third-party licenses may force us to obtain substitute technology of lower quality or performance standards or at greater cost, any of which could seriously harm the competitiveness of our products and which would result in a material and adverse effect on our business, financial condition and results of operations.

If we fail to accurately predict our manufacturing requirements and manage our inventory, we could incur additional costs or experience manufacturing delays.

Lead times for the materials and components that we order through our contract manufacturers will vary significantly and depend on numerous factors, including the specific supplier, contract terms and demand for a component at a given time. If we overestimate our production requirements, our contract manufacturers may purchase excess components and build excess inventory. If our contract manufacturers purchase excess components that are unique to our products or build excess products, we could be required to pay for these excess parts or products and recognize related inventory write-down costs. If we underestimate our product requirements, our contract manufacturers may have an inadequate component inventory, which could interrupt manufacturing of our products and result in delays in sales. In prior periods we have experienced excess inventory write-downs and standard cost revaluations associated with excess or obsolete inventory and we may continue to do so in the future, which could have an adverse effect on our financial condition and results of operations.

If our products contain undetected defects, we could incur significant unexpected expenses and lost sales, or could be required to make unanticipated expenditures to remedy the defects, which could have a material adverse effect on our sales, results of operations or financial condition.

Although our products are tested prior to shipment, they may contain software or hardware defects that can only be detected when deployed in live networks that generate high amounts of communications traffic. We also continue to introduce new products that may have undetected software or hardware errors or interoperability issues. Our customers may discover defects in our products after broad deployment and as their networks are expanded and modified. Any defects or errors in our products discovered in the future, or failures of our customers' networks, whether caused by our products or those of another vendor, could result in lost sales and market share and negative publicity regarding our products. For example, during fiscal 2004, we experienced unusually high repair costs related to the effect of lightning strikes on selected BLC 6000 installations. As a result, we experienced higher than anticipated costs of sales, which management believes were necessary to maintain customer satisfaction. Any similar occurrence in the future could have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent on the capital spending patterns of telecom operators, and any decrease or delay in capital spending by our customers would adversely affect our operating results and financial condition.

Demand for our products depends on the magnitude and timing of capital spending by telecom service providers as they construct, expand and upgrade their networks. The capital spending patterns of telecom service providers are dependent on a variety of factors, including:

- competitive pressures, including pricing pressures;
- consumer demand for new services;
- an emphasis on generating sales from services delivered over existing networks instead of new network construction or upgrades;
- evolving industry standards and network architectures;
- free cash flow and access to external sources of capital; and
- completion of major network upgrades.

Beginning in late 2000 and continuing into 2004, the telecom industry experienced a severe downturn, and many telecom service providers filed for bankruptcy. Those companies that survived the downturn substantially curtailed their investments in new equipment. In addition, uncertain and volatile capital markets depressed the market values of telecom service providers and restricted their access to capital, resulting in delays or cancellations of certain projects. Because many of our customers are IOCs, their revenues are particularly dependent upon intercarrier payments (primarily interstate and intrastate access charges) and federal and state universal service subsidies. The FCC and some states are considering changes to both intercarrier payments and universal service subsidies, and such changes could reduce IOC revenues. Furthermore, many IOCs use government-supported loan programs or grants to finance capital spending. Changes to those programs, such as the United States Department of Agriculture's Rural Utility Service, could reduce the ability of IOCs to access capital. Although the telecom industry has recently demonstrated signs of a recovery from the downturn, any decision by telecom service providers to curtail capital expenditures, whether caused by economic cycles, changes in government regulations and subsidies, or other reasons, would have a material adverse effect on our business, financial condition and results of operations.

Demand for our products is dependent on the willingness of our customers to deploy new services, the success of our customers in selling new services to their subscribers, and the willingness of our customers to utilize IP and Ethernet technologies in local access networks.

Demand for our products is dependent on the success of our customers in deploying and selling services to their subscribers. Our BLC 6000 platform simultaneously supports IP-based services, such as broadband Internet, VoIP, IPTV and FTTP, and traditional voice services. If end-user demand for IP-based services does not grow as expected and our customers are unable or unwilling to deploy and market these newer services, demand for our products may not grow at rates we anticipate.

Our strategy includes developing products for the local access network that incorporate IP and Ethernet technologies. If these technologies are not widely adopted by telecom service providers for use in local access networks, demand for our products may not grow. As a result, we may be unable to recoup our expenses related to the development of these products and our results of operations would be harmed.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired, which would adversely affect our operating results, our ability to operate our business and our stock price.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We have in the past discovered, and may in the future discover, areas of our internal financial and accounting controls and procedures that need improvement.

In connection with the preparation of our consolidated financial statements for the year ended December 26, 2004, the quarter ended March 27, 2005 and the year ended December 25, 2005, our management and independent auditors observed control deficiencies relating to: (i) documentation, assessment and testing of key controls over financial processes, including sales recognition; (ii) limitations in financial staffing, with related inadequacies in segregation of duties; (iii) processes for the preparation and review of SEC filings, press releases and review of financial schedules; and (iv) documentation and review of the basis of, support for, and considerations surrounding significant accounting estimates. Because we are not currently required to comply with Section 404 of the Sarbanes-Oxley Act, we have not determined whether any of the control deficiencies identified above constitute a "material weakness" or "significant deficiency" (as defined by the relevant accounting standards), although it is likely that one or more would. To address these control deficiencies, we have implemented certain remedial actions, including engaging an outside consultant to make recommendations and assist in the remedial process and increasing the staffing of our finance department. We continue to evaluate the status of our internal controls and to take additional actions that are necessary to resolve the control deficiencies identified.

We may be required to comply with Section 404 in connection with our annual report on Form 10-K for our fiscal year ending December 31, 2006, depending on the trading price of our stock and the amount of our shares held by non-affiliates as of the last trading day of our second fiscal quarter of 2006. We are expending significant resources in developing the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act. We cannot be certain that the actions we are taking to improve our internal controls over financial reporting will be sufficient, or that we will be able to implement our planned processes and procedures in a timely manner. If we are required to meet Section 404 requirements by the end of fiscal 2006, and the processes and procedures that we implement for our internal controls over financial reporting are inadequate, our independent auditor may either issue a qualified opinion on the effectiveness of our internal controls or disclaim an opinion altogether as it relates to our internal controls. In addition, we may be unable to produce accurate financial statements on a timely basis. Any of the foregoing could cause investors to lose confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline and make it more difficult for us to finance our operations and growth.

Changes in existing accounting or taxation rules or practices may adversely affect our results of operations.

Changes in existing accounting or taxation rules or practices, or varying interpretations of current rules or practices, could have a significant adverse effect on our financial results or the manner in which we conduct our business. For example, prior to fiscal 2006, we accounted for options granted to employees using the intrinsic value method, which, given that we generally granted employee options with exercise prices equal to the fair market value of the underlying stock at the time of grant, resulted in no compensation expense. Beginning in fiscal 2006, we began recording expenses for our stock-based compensation plans, including option grants to employees, using the fair value method, under which we expect our ongoing accounting charges related to equity awards to employees to be significantly greater than those we would have recorded under the intrinsic value method. We expect to continue to use stock-based compensation as a significant component of our compensation package for existing and future employees. Accordingly, changes in accounting for stock-based compensation expense under the newer accounting method are expected to have a material adverse affect on our reported results. Any similar changes in accounting or taxation rules or practices could have a material impact on our consolidated financial results.

The amount of our net operating loss carry-forwards, or NOLs, is uncertain and this offering may jeopardize our ability to use some or all of our NOLs.

As of March 26, 2006, we had incurred significant losses in the U.S. and we believe we have certain net operating loss, or NOL, carry-forwards for federal tax purposes and state tax purposes to offset future federal and state taxable income, if any. Our ability to utilize these NOL carry-forwards may be subject to significant limitations under Section 382 of the Internal Revenue Code if we undergo an ownership change. We may undergo an ownership change if, among other things, stockholders who own or have owned, directly or indirectly, 5% or more of our common stock (with certain groups of less-than-5% stockholders treated as a single stockholder for this purpose) increase their aggregate percentage ownership of our common stock by more than 50 percentage points above the lowest percentage of the stock owned by these stockholders at any time during the relevant three-year testing period. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with NOL carry-forwards. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOL carry-forwards.

It is possible that past events, such as the merger of Occam CA with Accelerated Networks, our private placements of preferred stock or other equity transactions triggered an ownership change for purposes of Section 382 of the Internal Revenue Code or that this offering, when taken together with our past equity transactions, could trigger an ownership change for purposes of Section 382 of the Internal Revenue Code. Any such ownership change would limit our ability to use any U.S. federal and state NOL carry-forwards as described above and could result in a write-down of those assets on our consolidated balance sheet and a charge against earnings. Even if this offering does not trigger an ownership change, it will increase the likelihood that we may undergo an ownership change for purposes of Section 382 in the future.

We may pursue acquisitions, which could result in operating difficulties, dilution and other harmful consequences.

We may make acquisitions of businesses, products or technologies to expand our product offerings and capabilities, customer base and business. We have evaluated, and expect to continue to evaluate, a wide array of potential strategic transactions. We have limited experience making such acquisitions. Any of these transactions could be material to our consolidated financial condition and results of operations. The anticipated benefit of acquisitions may never materialize. In addition, the process of integrating an acquired business, products or technologies may create unforeseen operating difficulties and expenditures. Some of the areas where we may face acquisition-related risks include:

- diversion of management time and potential business disruptions;
- expenses, distractions and potential claims resulting from acquisitions, whether or not they are completed;
- retaining and integrating employees from any businesses we may acquire;
- issuance of dilutive equity securities or incurrence of debt;
- integrating various accounting, management, information, human resource and other systems to permit effective management; and
- incurring possible write-offs, impairment charges, contingent liabilities, amortization expense or write-offs of goodwill.

Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries.

Business combinations and other financial restructurings by telecom service providers or our competitors could adversely affect our business.

In recent years, the telecom service provider market has undergone substantial consolidation, illustrated by the merger of SBC Communications Inc. with AT&T Inc., the pending merger of SBC Communications (now renamed AT&T) with BellSouth Corporation, and the completed merger of Verizon Communications Inc. with MCI, Inc. Transactions such as these generally have negative implications for equipment suppliers like us, including a reduction in the number of potential customers for telecom equipment products, a decrease in aggregate capital spending and greater pricing power by service providers over equipment suppliers. Continued consolidation of the telecom service provider industry, including among IOC customers which we focus on, could make it more difficult for us to grow our customer base, increase sales of our products and maintain adequate gross margins.

The telecommunications equipment industry is also characterized by frequent mergers and acquisitions, as illustrated by the pending merger of Alcatel with Lucent Technologies and the acquisition of Advanced Fibre Communications, Inc. by Tellabs. An acquisition of one of our competitors, or merger between our competitors, could harm our competitive position or cause our target customers to delay purchases of our products while they assess the impact of the combination. If a larger company with more resources were to acquire a competitor of ours, they may invest additional resources in developing, marketing and supporting competitive products, which would negatively impact our business, financial condition and results of operations.

Our customers are subject to government regulation, and changes in current or future laws or regulations that negatively impact our customers could harm our business.

The jurisdiction of the Federal Communications Commission, or FCC, extends to the entire telecommunications industry, including our customers. Future FCC regulations affecting the broadband access industry, our customers, or the service offerings of our customers, may harm our business. For example, FCC regulatory policies affecting the availability of data and Internet services may impede the penetration of our customers into certain markets or affect the prices they may charge in such markets. Furthermore, many of our customers are subject to FCC rate regulation of interstate telecommunications services, and are recipients of federal universal service subsidies implemented and administered by the FCC. In addition, many of our customers are subject to state regulation of intrastate telecommunications services, including rates for such services, and may also receive state universal service subsidies. Changes in FCC or state rate regulations or federal or state universal service subsidies could adversely affect our customers' revenues and capital spending plans. In addition, international regulatory bodies are beginning to adopt standards and regulations for the telecom industry. These domestic and foreign standards, laws and regulations address various aspects of VoIP and broadband use, including issues relating to liability for information retrieved from, or transmitted over, the Internet. Changes in standards, laws and regulations, or judgments in favor of plaintiffs in lawsuits against service providers could adversely affect the development of Internet and other IP-based services. This, in turn, could directly or indirectly materially adversely impact the telecom industry in which our customers operate. To the extent our customers are adversely affected by laws or regulations regarding their business, products or service offerings, our business, financial condition and results of operations would suffer.

If we fail to comply with regulations and evolving industry standards, sales of our existing and future products could be adversely affected.

The markets for our products are characterized by a significant number of laws, regulations and standards, both domestic and international, some of which are evolving as new technologies are deployed. Our products are required to comply with these laws, regulations and standards, including those promulgated by the FCC. For example, the FCC recently required that all facilities-based providers of broadband Internet access and interconnect VoIP services must meet the capability requirements of the Communications Assistance for Law Enforcement Act by May 14, 2007. Subject to certain statutory parameters, we are required to make available to our customers, on a reasonably timely basis and at a reasonable charge, such features or modifications as are necessary to permit our customers to meet those capability requirements. In some cases, we are required to obtain certifications or authorizations before our products can be introduced, marketed or sold. There can be no assurance that we will be able to continue to design our products to comply with all necessary requirements in the future. Accordingly, any of these laws, regulations and standards may directly affect our ability to market or sell our products.

Some of our operations are regulated under various federal, state and local environmental laws. Our planned international expansion will likely subject us to additional environmental and other laws. For example, the European Union Directive 2002/96/EC on waste electrical and electronic equipment, known as the WEEE Directive, requires producers of certain electrical and electronic equipment, including telecom equipment, to be financially responsible for the specified collection, recycling, treatment and disposal of past and present covered products placed on the market in the European Union. The European Union Directive 2002/95/EC on the restriction of the use of hazardous substances in electrical and electronic equipment, known as the RoHS Directive, restricts the use of certain hazardous substances, including lead, in covered products that are put on the market by July 1, 2006. Failure to comply with these and other environmental laws could result in fines and penalties and decreased sales, which could adversely affect our planned international expansion and our operating results.

We may not be able to protect our intellectual property, which could adversely affect our ability to compete effectively.

We depend on our proprietary technology for our success and ability to compete. We currently hold 16 issued patents and have several patent applications pending. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. Existing patent, copyright, trademark and trade secret laws will afford us only limited protection. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent, as do the laws of the U.S. We cannot assure you that any pending patent applications will result in issued patents, and issued patents could prove unenforceable. Any infringement of our proprietary rights could result in significant litigation costs. Further, any failure by us to adequately protect our proprietary rights could result in our competitors offering similar products, resulting in the loss of our competitive advantage and decreased sales.

Despite our efforts to protect our proprietary rights, attempts may be made to copy or reverse engineer aspects of our products, or to obtain and use information that we regard as proprietary. Accordingly, we may be unable to protect our proprietary rights against unauthorized third-party copying or use. Furthermore, policing the unauthorized use of our intellectual property would be difficult for us. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations.

We could become subject to litigation regarding intellectual property rights that could materially harm our business.

We may be subject to intellectual property infringement claims that are costly to defend and could limit our ability to use some technologies in the future. Our industry is characterized by frequent intellectual property litigation based on allegations of infringement of intellectual property rights. From time to time, third parties may assert patent, copyright, trademark or other intellectual property rights to technologies or rights that are important to our business. In addition, we have agreed, and may in the future agree, to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. Any claims asserting that our products infringe, or may infringe on, the proprietary rights of third parties, with or without merit, could be time-consuming, resulting in costly litigation and diverting the efforts of our management. These claims could also result in product shipment delays or require us to modify our products or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available to us on acceptable terms, if at all.

Our business could be shut down or severely impacted if a natural disaster or other unforeseen catastrophe occurs, particularly in California.

Our business and operations depend on the extent to which our facilities and products are protected against damage from fire, earthquakes, power loss and similar events. Some of our key business activities currently take place in regions considered at high risk for certain types of natural disasters. Despite precautions we have taken, a natural disaster or other unanticipated problem could, among other things, hinder our research and development efforts, delay the shipment of our products and affect our ability to receive and fulfill orders. For example, because the final assembly and testing of our product line is currently performed in one location in California, any earthquake, fire, other disaster or power outage at this location would have a material adverse effect on our business, financial condition and results of operations. While we believe that our insurance coverage is comparable to those of similar companies in our industry, it does not cover all natural disasters, in particular, earthquakes and floods.

Risks Related to Our Common Stock

Our executive officers, directors and their affiliates hold a large percentage of our stock and their interests may differ from other stockholders.

As of May 1, 2006, our executive officers, directors and their affiliates beneficially owned, in the aggregate, approximately 52% of our outstanding common stock assuming conversion of all outstanding preferred stock. Investment funds affiliated with U.S. Venture Partners, Norwest Venture Partners, New Enterprise Associates and Alta Partners, collectively control approximately 73% of our outstanding voting stock on an as converted basis. Representatives of U.S. Venture Partners and Norwest Venture Partners are directors of Occam, and Alta Partners has the right to designate a director, although that right has not yet been exercised. These stockholders have significant influence over most matters requiring approval by stockholders, including the election of directors, any amendments to our certificate of incorporation and significant corporate transactions.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

- our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;
- our stockholders may not act by written consent or call special stockholders' meetings; as a result, a holder, or holders, controlling a majority of our capital stock would not be able to take certain actions other than at annual stockholders' meetings or special stockholders' meetings called by the board of directors, the chairman of the board, the chief executive officer or the president;
- our certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

- stockholders must provide advance notice to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders' meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of our company; and
- our board of directors may issue, without stockholder approval, shares of undesignated preferred stock; the ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us.

We may be unable to raise additional capital to fund our future operations, and any future financings or acquisitions could result in substantial dilution to existing stockholders.

We may need to raise additional capital to fund operations in the future. There is no guarantee that we will be able to raise additional equity or debt funding when or if it is required. The terms of any financing, if available, could be unfavorable to us and our stockholders and could result in substantial dilution to the equity and voting interests of our stockholders. Any failure to obtain financing when and as required would have an adverse and material effect on our business, financial condition and results of operations.

INFORMATION REGARDING OUR COMMON STOCK

Our common stock traded on The NASDAQ National Market under the symbol "ACCL" from June 2000 through May 2002 when we merged with Occam Networks Inc. and adopted the Occam name. Our common stock traded under the symbol "OCCM" from the merger date through July 24, 2002, when it was delisted from The NASDAQ National Market. From July 25, 2002 to March 10, 2006, our common stock traded on the NASD OTC Bulletin Board under the symbol "OCCM." On March 10, 2006, we effected a 1-for-40 reverse stock split of our outstanding common stock and began trading on the OTC Bulletin Board on a split-adjusted basis on Monday, March 13, 2006, under the new symbol "OCNW.OB." The following table presents, for the periods indicated, the high and low last sale price of our common stock as reported by the OTC Bulletin Board for periods since December 29, 2003. For comparability, all reported prices for periods prior to the March 10, 2006 effective date of the 1-for-40 reverse split have been adjusted to give effect to the reverse split in these periods.

	High	Low
Year ended December 26, 2004:		
First Quarter	$ 9.00	$ 3.88
Second Quarter	$ 6.20	$ 3.80
Third Quarter	$ 5.00	$ 3.24
Fourth Quarter	$ 4.60	$ 3.13
Year ended December 25, 2005:		
First Quarter	$ 6.60	$ 3.28
Second Quarter	$16.80	$ 7.40
Third Quarter	$15.20	$ 9.00
Fourth Quarter	$12.00	$ 8.80
Year ending December 31, 2006:		
First Quarter	$19.00	$ 8.00
Second Quarter (through May 18, 2006)	$23.25	$17.15

On May 18, 2006, the last reported sales price of our common stock on the OTC Bulletin Board was $18.45 and there were approximately 293 holders of record of our common stock and approximately 66 holders of record of our Series A-2 preferred stock on May 15, 2006.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business and do not anticipate paying any cash dividends in the foreseeable future.

RIGHTS OFFERING

We issued to our eligible stockholders of record on December 26, 2005, rights to subscribe for shares of Occam's Series A-2 preferred stock at a purchase price per share of $10. In response to the rights offering, which expired on February 1, 2006, we received subscriptions to purchase 343,741 shares of Series A-2 preferred stock for an aggregate purchase price of $3,437,000. Each share of Series A-2 preferred stock issued is presently convertible into shares of Occam's common stock at a conversion price of $4.40 (giving effect to a 40-for-1 reverse split of our common stock that was effective on March 10, 2006), resulting in a conversion ratio of approximately 2.27 shares of common stock for each share of Series A-2 preferred stock issued.

REVERSE SPLIT

On March 10, 2006 Occam effected a 40-for-1 reverse stock split and began trading on the NASD Electronic Bulletin Board (OTCBB) on a split-adjusted basis on Monday, March 13, 2006, under a new symbol: OCNW.OB.

EXPOSURE TO MARKET RISK

Because our portfolio of cash equivalents is of a short-term nature, we are not subject to significant market price risk related to investments. However, our interest income is sensitive to changes in the general level of taxable and short-term U.S. interest rates. We generally invest our surplus cash balances in high credit quality money market funds with original or remaining contractual maturities of less than 90 days. We do not hold financial instruments for trading or speculative purposes.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated financial information should be read in conjunction with our consolidated financial statements and the related notes thereto and the section entitled "Description of Our Financial Condition and Results of Operations" included in this Annual Report. The information as of December 30, 2001, December 29, 2002, and December 28, 2003 and for the years ended December 30, 2001 and December 29, 2002 has been derived from our audited consolidated financial statements, which are not included herein. The information as of December 26, 2004 and December 25, 2005 and for the years ended December 28, 2003, December 26, 2004, and December 25, 2005 has been derived from our audited consolidated financial statements provided elsewhere in this Annual Report. Results for periods prior to May 2002 reflect the pre-merger operations of Occam CA, the California corporation. Accordingly, reported results for periods prior to and after May 2002 may not be comparable. Historical results are not necessarily indicative of the results to be obtained in the future and quarterly results are not necessarily indicative of full year results to be obtained in the future.

	Fiscal year ended				
	December 30, 2001	December 29, 2002	December 28, 2003	December 26, 2004	December 25, 2005
	(in thousands, except per share data)				
Sales	$ 80	$ 2,435	$ 7,982	$ 17,329	$39,238
Cost of sales	95	5,237	7,930	15,829	27,208
Gross profit (loss)	(15)	(2,802)	52	1,500	12,030
Operating expenses:					
Research and product development	16,399	19,227	12,004	7,448	7,440
Sales and marketing	4,543	7,090	5,977	6,584	8,349
General and administrative	3,793	3,524	2,331	2,328	3,420
Total operating expenses	24,735	29,841	20,312	16,360	19,209
Income (loss) from operations	(24,750)	(32,643)	(20,260)	(14,860)	(7,179)
Interest income	710	197	101	94	249
Interest expense	(131)	(301)	(284)	(223)	(508)
Income (loss) before income tax benefit (expense)	(24,171)	(32,747)	(20,443)	(14,989)	(7,438)
Income tax benefit (expense)	(1)	—	11	—	—
Net income (loss)	(24,172)	(32,747)	(20,432)	(14,989)	(7,438)
Beneficial conversion feature	—	(541)	(3,038)	(3,288)	(1,822)
Warrants issued with Series C preferred stock	—	(255)	—	—	—
Interest attributable to common stock potentially subject to rescission	—	(500)	500	—	—
Net loss attributable to common stockholders	$(24,172)	$(34,043)	$(22,970)	$(18,277)	$ (9,260)
Net loss per share attributable to common stockholders—basic and diluted	$(198.13)	$ (15.19)	$ (4.36)	$ (2.73)	$ (1.37)
Weighted average shares—basic and diluted	122	2,241	5,268	6,695	6,759
Stock-based compensation included in:					
Cost of sales	$ —	$ —	$ —	$ —	$ —
Research and product development	770	1,130	943	693	519
Sales and marketing	141	252	179	119	70
General and administrative	431	138	105	40	6
Total stock-based compensation	$ 1,342	$ 1,520	$ 1,227	$ 852	$ 595

	As of				
	December 30, 2001	December 29, 2002	December 28, 2003	December 26, 2004	December 25, 2005
			(in thousands)		
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 6,639	$18,496	$14,586	$ 4,432	$ 6,571
Restricted cash	—	—	935	2,101	3,749
Working capital	4,165	15,061	15,108	8,685	14,063
Total assets	12,591	24,471	23,404	21,060	27,947
Total debt and capital lease obligation	1,940	1,569	1,706	3,850	2,557
Total liabilities	5,643	6,662	7,084	13,457	13,116
Common stock potentially subject to rescission	—	10,500	—	—	—
Convertible preferred stock and warrants	37,699	10,811	16,381	21,496	34,942
Total stockholders' equity (deficit)	$ 6,948	$ 7,309	$ (61)	$(13,893)	$(20,111)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Audited Annual Consolidated Financial Statements	
Report of Singer Lewak Greenbaum & Goldstein LLP, Independent Registered Public Accounting Firm	42
Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	43
Consolidated Balance Sheets	44
Consolidated Statements of Operations	45
Consolidated Statements of Redeemable Preferred Stock and Stockholders' Equity (Deficit)	46
Consolidated Statements of Cash Flows	49
Notes to Consolidated Financial Statements	50

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Occam Networks, Inc. and subsidiary
Santa Barbara, California

We have audited the consolidated balance sheet of Occam Networks, Inc. and subsidiary (collectively, the "Company") as of December 25, 2005 and the related consolidated statements of operations, stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Occam Networks, Inc. and subsidiary as of December 25, 2005, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
March 10, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Occam Networks, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Occam Networks, Inc. and its subsidiaries (the "Company") at December 26, 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 26, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements included in the Annual Report on Form 10-K for the year ended December 26, 2004, the Company has incurred significant operating losses and negative cash flows from operations since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1 to the financial statements included in the Annual Report on Form 10-K for the year ended December 26, 2004. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PRICEWATERHOUSECOOPERS LLP

Los Angeles, California
March 25, 2005, except for the effects
of the reverse stock split discussed in Note 16,
as to which the date is March 10, 2006.

OCCAM NETWORKS INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 26, 2004	December 25, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,432	$ 6,571
Restricted cash	2,101	3,749
Accounts receivable, net	5,217	9,403
Inventories, net	6,611	4,448
Prepaid and other current assets	794	1,684
Total current assets	19,155	25,855
Property and equipment, net	1,692	1,889
Other assets	213	203
Total assets	$ 21,060	$ 27,947
LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 6,277	$ 4,100
Deferred sales	—	1,600
Accrued expenses	3,330	4,859
Current portion of long term debt and capital lease obligations	863	1,233
Total current liabilities	10,470	11,792
Long term debt and capital lease obligations	2,987	1,324
Total liabilities	13,457	13,116
Commitments and contingencies (note 11)		
Redeemable preferred stock:		
Series A-2 convertible preferred stock, $.001 par value, 4,300 shares authorized, 2,224 and 3,560 shares issued and outstanding at December 26, 2004 and December 25, 2005, respectively, liquidation preference of $66,723 and $106,800 at December 26, 2004 and December 25, 2005, respectively	20,993	34,869
Series A-2 convertible preferred stock warrant	503	73
Stockholders' deficit:		
Common stock, $0.001 par value, 950,000 shares authorized; 6,714 and 6,871 shares issued and outstanding at December 26, 2004 and December 25, 2005, respectively	269	275
Additional paid-in capital	87,294	87,903
Warrants	559	559
Deferred stock compensation	(633)	(28)
Accumulated deficit	(101,382)	(108,820)
Total stockholders' deficit	(13,893)	(20,111)
Total liabilities, redeemable preferred stock and stockholders' deficit	$ 21,060	$ 27,947

The accompanying notes are an integral part of these consolidated financial statements.

OCCAM NETWORKS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year ended		
	December 28, 2003	December 26, 2004	December 25, 2005
Sales	$ 7,982	$ 17,329	$39,238
Cost of sales	7,930	15,829	27,208
Gross profit	52	1,500	12,030
Operating expenses:			
Research and product development	12,004	7,448	7,440
Sales and marketing	5,977	6,584	8,349
General and administrative	2,331	2,328	3,420
Total operating expenses	20,312	16,360	19,209
Loss from operations	(20,260)	(14,860)	(7,179)
Interest income	101	94	249
Interest expense	(284)	(223)	(508)
Loss before income taxes	(20,443)	(14,989)	(7,438)
Income tax benefit	11	—	—
Net loss	(20,432)	(14,989)	(7,438)
Beneficial conversion feature	(3,038)	(3,288)	(1,822)
Interest attributable to common stock potentially subject to rescission	500	—	—
Net loss attributable to common stockholders	(22,970)	(18,277)	(9,260)
Net loss per share attributable to common stockholders:			
Basic and diluted	$ (4.36)	$ (2.73)	$ (1.37)
Weighted average shares:			
Basic and diluted	5,268	6,695	6,759
Amortization of stock-based compensation included in:			
Research and product development	$ 943	$ 693	$ 519
Sales and marketing	179	119	70
General and administrative	105	40	6
Total amortization of stock-based compensation	$ 1,227	$ 852	$ 595

The accompanying notes are an integral part of these consolidated financial statements.

OCCAM NETWORKS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

(In thousands)

Years ended December 28, 2003, December 26, 2004 and December 25, 2005

	Series A-2 Preferred Stock		Series A Preferred Stock		Common Stock							
	Shares	Amount	Shares	Amount	Shares	Amount	Warrants	Deferred Stock Based Compensation	Cumulative Translation Adjustment	Additional Paid in Capital	Accumulated Deficit	Total
Balance at December 29, 2002	—	$ —	1,472	$ 10,811	3,522	$141	$480	$(3,432)	$ 16	$65,254	$(65,961)	$ 7,309
Exercise of stock options	—	—	—	—	79	3	—	—	—	252	—	255
Repurchase of early exercise options	—	—	—	—	(3)	—	—	—	—	(7)	—	(7)
Increase in deemed fair value of stock options issued to consultants in exchange for ongoing professional services	—	—	—	—	—	—	—	2	—	(2)	—	—
Reversal of deferred stock-based compensation on forfeiture of stock options	—	—	—	—	—	—	—	576	—	(576)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	1,227	—	—	—	1,227
Issuance of series A-2 redeemable preferred stock, net of issuance costs	1,651	16,381	—	—	—	—	—	—	—	—	—	—
Record beneficial conversion feature	—	(3,038)	—	—	—	—	—	—	—	3,038	—	3,038
Amortize beneficial conversion feature	—	3,038	—	—	—	—	—	—	—	(3,038)	—	(3,038)
Issuance of series A preferred stock, net of issuance costs	—	—	154	1,035	—	—	(26)	—	—	—	—	1,009
Exchange of series A preferred stock for common stock	—	—	(1,626)	(11,846)	3,077	123	—	—	—	11,723	—	—
Common stock potentially subject to rescission	—	—	—	—	—	—	—	—	—	10,000	—	10,000
Interest on common stock potentially subject to rescission	—	—	—	—	—	—	—	—	—	500	—	500
Issuance of warrants in connection with issuance of note payable	—	—	—	—	—	—	—	—	—	94	—	94
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(16)	—	—	(16)
Net loss	—	—	—	—	—	—	—	—	—	—	(20,432)	(20,432)
Balance at December 28, 2003	1,651	$16,381	—	$ —	6,675	$267	$454	$(1,627)	$ —	$87,238	$(86,393)	$ (61)

The accompanying notes are an integral part of these consolidated financial statements.

OCCAM NETWORKS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

(In thousands)

Years ended December 28, 2003, December 26, 2004 and December 25, 2005

	Series A-2 Preferred Stock		Series A-2 Preferred Stock Warrants	Common Stock		Warrants	Deferred Compensation	Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount		Shares	Amount					
Balance at December 28, 2003	1,651	$16,381	$ —	6,675	$267	$454	$(1,627)	$87,238	$ (86,393)	$ (61)
Exercise of stock options	—	—	—	41	2	—	—	113	—	115
Shares repurchased	—	—	—	(2)	—	—	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	852	—	—	852
Reversal of deferred stock-based compensation on forfeiture of stock options	—	—	—	—	—	—	142	(142)	—	—
Issuance of series A-2, redeemable preferred stock and warrants, net of issuance costs	573	4,612	515	—	—	—	—	—	—	—
Record beneficial conversion feature	—	(2,893)	(480)	—	—	—	—	3,373	—	3,373
Amortize beneficial conversion feature	—	2,893	395	—	—	—	—	(3,288)	—	(3,288)
Issuance of warrants with long term debt	—	—	73	—	—	105	—	—	—	105
Net loss	—	—	—	—	—	—	—	—	(14,989)	(14,989)
Balance at December 26, 2004	2,224	$20,993	$ 503	6,714	$269	$559	$ (633)	$87,294	$(101,382)	$(13,893)

The accompanying notes are an integral part of these consolidated financial statements.

OCCAM NETWORKS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

(In thousands)

Years ended December 28, 2003, December 26, 2004 and December 25, 2005

	Series A-2 Preferred Stock		Series A-2 Preferred Stock Warrants	Common Stock		Warrants	Deferred Compensation	Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount		Shares	Amount					
Balance at December 26, 2004	2,224	$20,993	$ 503	6,714	$269	$559	$(633)	$87,294	$(101,382)	$(13,893)
Issuance of series A-2, redeemable preferred stock net of issuance costs, and conversion of warrants	1,336	13,876	(515)	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	146	6	—	—	583	—	589
Stock grant to officer, net	—	—	—	11	—	—	—	121	—	121
Amortization of deferred stock-based compensation	—	—	—	—	—	—	605	(10)	—	595
Record beneficial conversion feature	—	(1,737)	—	—	—	—	—	1,737	—	1,737
Amortization of beneficial conversion feature	—	1,737	85	—	—	—	—	(1,822)	—	(1,822)
Net loss	—	—	—	—	—	—	—	—	(7,438)	(7,438)
Balance at December 25, 2005	3,560	$34,869	$ 73	6,871	$275	$559	$ (28)	$87,903	$(108,820)	$(20,111)

The accompanying notes are an integral part of these consolidated financial statements.

OCCAM NETWORKS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended		
	December 28, 2003	December 26, 2004	December 25, 2005
Operating activities			
Net loss	$(20,432)	$(14,989)	$ (7,438)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	2,084	1,296	1,045
Provision for excess and obsolete inventory	404	389	534
Non-cash charges relating to stock options and warrants	1,300	936	716
Writeoff of note receivable	—	—	399
Changes in operating assets and liabilities:			
Accounts receivable	(1,346)	(2,875)	(4,186)
Inventory	(1,862)	(4,746)	1,629
Prepaid expenses and other assets	(19)	261	(1,310)
Accounts payable	1,400	3,276	(2,177)
Deferred sales	—	—	1,600
Accrued expenses	(1,030)	953	1,529
Net cash used in operating activities	(19,501)	(15,499)	(7,659)
Investing activities			
Purchases of property and equipment	(736)	(1,052)	(1,216)
Restricted cash	(935)	(1,166)	(1,648)
Sale of India operations	(539)	—	—
Other assets	—	59	5
Net cash used in investing activities	(2,210)	(2,159)	(2,859)
Financing activities			
Proceeds from capital lease obligations and notes payable	921	—	—
Payments of capital lease obligations and notes payable	(784)	(708)	(758)
Proceeds from issuance of long-term debt attached with common stock warrants	—	2,970	—
Proceeds from issuance of series A preferred stock, net of issuance costs	1,035	—	—
Proceeds from issuance of series A-2 preferred stock and warrants, net of issuance costs	16,381	5,127	12,826
Proceeds from the exercise of stock options	255	115	589
Repurchase of common stock	(7)	—	—
Net cash provided by financing activities	17,801	7,504	12,657
Net increase (decrease) in cash and cash equivalents	(3,910)	(10,154)	2,139
Cash and cash equivalents, beginning of period	18,496	14,586	4,432
Cash and cash equivalents, end of period	$ 14,586	$ 4,432	$ 6,571

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 25, 2005

Note 1. Organization, Business and Basis of Presentation

Occam Networks, Inc. (the "Company") develops, markets and supports innovative broadband access products designed to enable telecom service providers to offer bundled voice, video and data, or Triple Play, services over both copper and fiber optic networks. The Company's Broadband Loop Carrier (BLC) is an integrated hardware and software platform that uses Internet Protocol (IP) and Ethernet technologies to increase the capacity of local access networks, enabling the delivery of advanced Triple Play services.

The Company is the successor corporation of the May 2002 merger of Occam Networks, Inc., a private California corporation, with Accelerated Networks, Inc., a publicly-traded Delaware corporation. Occam Networks was incorporated in California in July 1999. Accelerated was incorporated in California in October 1996 under the name "Accelerated Networks, Inc.," and was reincorporated in Delaware in June 2000. The May 2002 merger of these two entities was structured as a reverse merger transaction in which Accelerated Networks succeeded to the business and assets of Occam Networks. In connection with the merger, Accelerated changed its name to Occam Networks, Inc., a Delaware corporation. Unless the context otherwise requires, references to "Occam Networks," "Occam" or the "Company" refer to Occam Networks, Inc. as a Delaware corporation and include the predecessor businesses of Occam, the California corporation, and Accelerated Networks. As required by applicable accounting rules, financial statements, data, and information for periods prior to May 2002 are those of Occam, the California corporation. Occam, the California corporation, as a predecessor business or corporation, is sometimes referred to as "Occam CA."

On February 23, 2006, the Company announced a 1-for-40 reverse stock split which was previously authorized at its annual meeting of stockholders held on June 21, 2005. The record date for the reverse split was March 10, 2006 and Occam began trading on the NASD Electronic Bulletin Board (OTCBB) on a split-adjusted basis on Monday, March 13, 2006 under the new symbol "OCNW.OB" As a result of the reverse split, the conversion ratio of Series A-2 preferred stock was proportionately adjusted, decreasing the number of shares of common stock issuable upon conversion of each share of Series A-2 preferred stock from approximately 90.91 shares of common stock to 2.27275 shares of common stock. The share information in the accompanying financial statements have been retroactively restated to give effect to the reverse stock split.

Note 2. Summary of Significant Accounting Policies

Fiscal Period End—Occam reports its quarterly results based on a thirteen-week accounting calendar. Accordingly, the period end dates for 2003, 2004 and 2005 were December 28, December 26 and December 25, respectively.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.

Cash Equivalents—Cash equivalents consist of investments with original maturities of three months or less from the date of purchase. Due to the short-term nature of these investments, the carrying amounts of cash equivalents reported in the consolidated balance sheet approximate their fair value.

Restricted Cash—At December 25, 2005, restricted cash consists of a $3.6 million of bonds used to support performance bonds required for RUS funded contracts and $120,000 in certificate of deposit required for a credit line on Company's credit cards.

Financial Instruments—Due to their short-term nature and relatively stable interest rate environment the carrying values of financial instruments, which include accounts receivable, accounts payable and accrued expenses approximate fair values at December 26, 2004 and December 25, 2005. The carrying value of notes payable and capital leases approximate fair value as they bear interest commensurate with their risk.

Accounts Receivable and Allowance for Doubtful Accounts—Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is based on the best estimate of the amount of probable credit losses in existing accounts receivable. The allowance for doubtful accounts is determined based on historical write-off experience, current customer information and other relevant data. Occam reviews the allowance for doubtful accounts quarterly. Past due balances of 90 days and over are reviewed individually for collectibility. Account balances are charged off against the allowance when management believes it is probable the receivable will not be recovered. As of December 26, 2004 and December 25, 2005, the allowance for doubtful accounts was $22,000 and $40,000, respectively.

Inventories—Inventories are goods held for sale in the normal course of business. Inventories are generally stated at standard cost, which approximates first-in, first-out cost, or market. The inventory balance is segregated between raw materials, work in process ("WIP") and finished goods. Raw materials are low-level components, many of which are purchased from vendors. WIP is partially assembled products. Finished goods are products that are ready to be shipped to end customers at customer premises for installation or trial. Consideration is given to inventory shipped and received near the end of a period and the transaction is recorded when transfer of title occurs. Management regularly evaluates inventory for obsolescence and adjusts to net realizable value based on inventory that is obsolete or in excess of current demand.

Property and Equipment—Property and equipment are stated at cost. Expenditures for additions and major improvements are capitalized; maintenance and repairs are expensed as incurred. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years for furniture and fixtures, two to three years for computer hardware and two to five years for software. Leasehold improvements are amortized over the shorter of the lease term or the remaining useful economic life. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income.

Long-Lived Assets—Occam reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Occam has identified no such impairment losses.

Warranty—The Company provides standard warranties with the sale of products for up to 5 years from date of shipment. The estimated cost of providing the product warranty is recorded at the time revenue is recognized. The Company maintains product quality programs and processes, including actively monitoring and evaluating the quality of its suppliers. The Company quantifies and records an estimate for warranty related costs based on the Company's actual history, projected return and failure rates and current repair costs. A summary of changes in the Company's accrued warranty liability, which is included in accrued liabilities is as follows (in thousands):

	December 28, 2003	December 26, 2004	December 25, 2005
Warranty liability at beginning of the year	$ 267	$ 331	$ 675
Accruals for warranty during the year	239	497	893
Warranty utilization	(175)	(153)	(475)
Warranty liability at end of the year	$ 331	$ 675	$1,093

Revenue Recognition—Occam recognizes revenue when persuasive evidence of a sales arrangement exists, delivery has occurred or services have been rendered, the buyer's price is fixed or determinable and collectability is reasonably assured. Occam provides customer training and post-sales technical support and maintenance to its customers as needed to assist them in installation or use of its products, and makes provisions for these costs in the period of sale. Occam further warrants its products for periods up to 5 years and records an estimate of warranty costs when revenue is recognized.

In certain circumstances, Occam enters into arrangements with customers who receive financing support in the form of long-term low interest rate loans from the United States Department of Agriculture's Rural Utilities Service (RUS). The terms of the RUS contracts provide that in certain instances transfer of title of Occam's products does not occur until payment has been received. In these cases, Occam does not recognize revenue until payment has been received, assuming the remaining revenue recognition criteria are met.

Net Loss Per Share—Basic and diluted net loss per share was computed by dividing the net loss attributable to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share gives effect to potential common shares; however, potential common shares are excluded if their effect is antidilutive. Potential common shares are composed of preferred stock, common stock subject to repurchase rights and incremental shares of common stock issuable upon the exercise of stock options and warrants.

Accounting for Stock-Based Compensation—Occam accounts for stock option grants to employees and directors in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB 25, compensation expense is based on the difference, if any, on the date of grant between the estimated fair value of Occam's common stock and the stock option exercise price. Compensation expense is recognized ratably over the stock option vesting period.

The following table illustrates the effect on net loss and net loss per share if Occam had applied the fair value recognition provisions of SFAS No. 123 (in thousands, except per share data):

	Year Ended		
	December 28, 2003	**December 26, 2004**	**December 25, 2005**
Net loss, as reported:	$(20,432)	$(14,989)	$(7,438)
Add: Stock-based compensation, intrinsic value method reported in net loss	1,227	852	595
Deduct: Pro forma stock-based compensation fair value method	1,661	1,381	1,643
Net loss, pro forma	$(20,866)	$(15,518)	$(8,486)
Basic and diluted loss per share attributable to common stockholders:			
As reported	$ (4.36)	$ (2.73)	$ (1.37)
Pro forma	$ (4.44)	$ (2.81)	$ (1.53)

The effects of applying SFAS No. 123 in the above pro forma disclosure are not indicative of future amounts, and additional awards in future years are anticipated. For purposes of pro forma disclosures, the estimated fair value of the options was amortized ratably over the option's vesting period, and the following assumptions were used:

	Year Ended		
	December 28, 2003	December 26, 2004	December 25, 2005
Risk-free interest rate	3.0%	4.0%	4.0%
Expected lives (in years)	5.0	4.0	4.0
Dividend Yield	0.0%	0.0%	0.0%
Expected volatility	80.0%	80.0%	80.0%

Warrants issued with notes payable, preferred stock or lines of credit—In accordance with APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants", the Company allocates the proceeds received between the note payable or preferred stock and warrants based on their relative fair values. The resulting discount recorded on the note payable is accreted to interest expense over the term of the note. The fair value of warrants issued in connection with lines of credit are recorded as other assets and amortized to interest expense over the term of the line of credit agreement.

Income Taxes—Income taxes are accounted for using the liability method. Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Research and Product Development—Research and product development costs are expensed as incurred.

Advertising Costs—Occam expenses advertising costs as incurred. Advertising expense totaled $15,000, $19,000 and $55,000 for the years ended December 28, 2003, December 26, 2004 and December 25, 2005, respectively.

Segment Information—SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for the way companies report information about operating segments in annual financial statements and related disclosures about products and services, geographic areas and major customers. Based on the manner in which management analyzes its business, Occam has determined that its business consists of one operating segment.

Comprehensive Loss—SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. For the years ended December 28, 2003, December 26, 2004 and December 25, 2005, there were no differences between the Company's net loss and total comprehensive loss.

Principles of Consolidation—The consolidated financial statements include the accounts of Occam Networks, Inc. and its wholly-owned subsidiary. All inter-company accounts and transactions have been eliminated in consolidation.

Recent Accounting Pronouncements—In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, "Inventory Costs–an amendment of ARB No. 43" ("SFAS 151"), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs and wasted material (spoilage) costs to be recognized as current period charges. It also requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect this standard to have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") which requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of operations. In March 2005, the SEC released Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB No. 107") relating to the adoption of SFAS 123(R). Beginning in the first quarter of 2006, we will adopt SFAS 123(R) under the modified prospective transition method using the Black-Scholes pricing model. Under the new standard, our estimate of compensation expense will require a number of complex and subjective assumptions including our stock price volatility, employee exercise patterns (expected life of the options), future forfeitures and related tax effects. During the first quarter of fiscal 2006, we will begin recording the fair value of our share-based compensation in our consolidated financial statements in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment (Revised 2004)." The Company is currently in the process of estimating the effect of SFAS No. 123 on its consolidated statement of operations and anticipate that the stock based compensation expense calculated under SFAS No. 123 (revised 2004) will have a material adverse effect on its consolidated statements of operations.

In October 2005, the FASB issued Financial Statement of Position ("FSP") FAS 123(R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)" ("FSP 123(R)-2"). FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R). In accordance with this standard a grant date of an award exists if a) the award is a unilateral grant and b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. The Company will adopt this standard when it adopts FAS 123(R) beginning in the first quarter of 2006. The Company does not expect this standard to have a material impact on our consolidated financial position, results of operations or cash flows.

In November 2005, the FASB issued FSP FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" ("FSP 123(R)-3"). FSP 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact of the accumulated paid-in capital pool employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R). The Company is currently evaluating this transition method.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"). SFAS No. 154 is a replacement of Accounting Principles Board Opinion No. 20 and SFAS No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also addresses the reporting of a correction of an error by restating previously issued financial statements. SFAS No 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will apply the requirements of SFAS No. 154 on accounting changes made on or after January 1, 2006.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Instruments-an amendment of FASB Statements No. 133 and 140 ("SFAS 155"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 eliminates the need to bifurcate the derivative from its host, as previously required under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedge Accounting ("SFAS 133"). SFAS 155 also amends SFAS 133 by establishing a requirement to evaluate interests in securitized financial assets to determine whether they are free standing derivatives or whether they contain embedded derivatives that require bifurcation. SFAS 155 is effective for all hybrid financial instruments acquired or issued by the Company on or after January 1, 2007. The Company does not anticipate any material impact to its financial condition or results of operations as a result of the adoption of SFAS 155.

Note 3. Inventories

Inventories consist of the following (in thousands):

	December 26, 2004	December 25, 2005
Raw materials	$ 294	$ 85
Work-in-process	256	30
Finished goods	6,061	4,333
	$6,611	$4,448

Note 4. Property and Equipment

The major components of property and equipment are as follows (in thousands):

	December 26, 2004	December 25, 2005
Computer hardware and software	$ 6,046	$ 7,113
Furniture and fixtures	342	223
Leasehold improvements	787	402
	7,175	7,738
Less accumulated depreciation and amortization	(5,483)	(5,849)
	$ 1,692	$ 1,889

Property and equipment under capital leases had an original cost of $2,244,000 for 2004 and 2005, and accumulated amortization thereon of $2,119,000 and $2,194,000 at December 26, 2004 and December 25, 2005, respectively.

Note 5. Accrued Expenses

The major components of accrued expenses are as follows (in thousands):

	December 26, 2004	December 25, 2005
Payroll, paid time off and related accruals	$ 820	$1,062
Deferred sales	—	1,600
Warranty accruals	675	1,093
Loss purchase commitments	482	—
Product failure accrual	307	266
Royalty accruals	340	343
Other accruals	706	495
Total	$3,330	$4,859

Note 6. Long-Term Debt and Capital Lease Obligations

At December 25, 2005 and December 26, 2004, long term debt and capital lease obligations consisted of the following (amounts in thousands):

	December 26, 2004	December 25, 2005
Senior loan and security agreement, net of $178 discount	$2,822	$ 2,474
Capital lease line of credit	285	—
Revolving line of credit and equipment facility	212	83
Note payable to stockholder	531	—
	3,850	2,557
Less current portion of long-term debt and capital lease obligations	(863)	(1,233)
	$2,987	$ 1,324

The maturity of the long-term debt as of December 25, 2005, were as follows (amounts in thousands):

For the years ending	
December 31, 2006	$1,233
December 30, 2007	1,324
Total	$2,557

Senior Loan and Security Agreement

In December 2004 Occam borrowed $3.0 million under a senior loan and security agreement with a specialty finance company. The loan bears interest at 11.95% per annum and matures December 31, 2007. The agreement provides for seven monthly payments of interest followed by 30 equal monthly installments of principal and interest. Obligations under the agreement are collateralized by substantially all of the Company's assets. In connection with the loan agreement, the Company issued the lender warrants to purchase 41,666 shares of our common stock and 15,000 shares of Series A-2 preferred stock. These warrants were valued using the Black-Scholes option pricing model and relative fair value of the warrants of $178,000 has been treated as a reduction in the carrying amount of the loan and will be amortized as interest expense using the effective interest method over the life of the loan. The common warrants have been recorded in additional paid in capital and the preferred stock warrants have been recorded within the mezzanine in the accompanying consolidated balance sheet. The warrant for common stock is exercisable through December 2011 at an exercise price of $3.60 per share. The warrant for the Series A-2 preferred stock is exercisable through December 2009 at an exercise price of $10.00 per share. The Series A-2 preferred stock is convertible into common stock at a conversion price of $4.40 per share. At December 25, 2005, the outstanding principal was approximately $2.5 million, net of warrant discount of $178,000, of which approximately $1.1 million was current. In February of 2006, the company retired this loan in full.

Capital Lease Line of Credit

In December 2000, Occam obtained a capital lease line of credit from a financial institution, which allowed financing of up to $2.0 million for certain equipment, software, and tenant improvements. The capital lease line of credit bears interest of 14.5% or 17.7% based on the type of asset financed, and is collateralized by the purchased equipment. During the year ended December 25, 2005, the Company paid the outstanding principal of approximately $285,000. As of December 25, 2005, there was no outstanding balance under this capital lease line of credit.

Revolving Line of Credit and Equipment Financing Facility

During June 2003, the Company signed a loan and security agreement with a bank for a revolving line of credit for an amount up to $2.5 million, at a floating interest rate of prime plus .75 percent (8.25% and 6.25% at December 25, 2005, and December 26, 2004, respectively, subject to a floor of 5%) and a 1/2 percent per annum unused line fee, and an equipment financing facility for an amount up to $0.5 million at a floating interest rate of prime plus one percent, to be repaid in 36 monthly payments of principal plus accrued interest. Both facilities are collateralized by all available assets of the Company, and are subject to certain financial and reporting covenants, including a minimum quick ratio and maintenance of tangible net worth as defined in the agreement. The revolving line of credit expired in June of 2004. As of December 25, 2005 approximately $83,000 was outstanding under the equipment financing facility, all of which was current. In February of 2006, the company retired the debt in full.

Notes Payable to a Stockholder

During June 2003, the Company issued a $500,000 unsecured subordinated promissory note payable to an investor. The note bears interest at the prime rate on the date of issuance (4.0%) and principal and accrued interest is due in June 2006. At December 26, 2004, $31,000 of interest was accrued on the note. In March 2005, this note and accrued interest was converted into 53,479 shares of Series A-2 preferred stock.

Note 7. Capital Stock and Stockholders' Deficit

Series A-2 Preferred Stock

On November 18, 2003, a special committee of the Company's board of directors authorized the sale and issuance of up to 3,000,000 shares of Series A-2 preferred stock. During November and December 2003, the Company entered into purchase agreements with certain existing and new investors to purchase 1,650,910 shares of Series A-2 preferred stock for $10 per share for gross proceeds of $16.5 million. On March 8, 2004, Occam sold an additional 420,000 shares of Series A-2 preferred stock for gross proceeds of $4,200,000 and issued a warrant to purchase up to an additional 380,000 shares of Series A-2 preferred stock to certain investment funds.

The net proceeds from the issuance of these Series A-2 preferred stock and warrant of $3.85 million, was allocated $515,000 and $3,331,000, based on the estimated relative fair market value of the warrant and the Series A-2 preferred stock, respectively. On April 1, 2004, Occam sold an additional 153,200 shares of the Series A-2 preferred stock raising gross proceeds of $1.5 million. The warrant was reduced to purchase 226,800 of Series A-2 preferred stock in April 2004 as Occam sold an additional $1.5 million in Series A-2 preferred stock to existing investors in accordance with the terms of the warrant. On April 20, 2005 the warrants were exercised in full for an aggregate purchase price of $2.3 million.

In October 2004, Occam's shareholders approved an amendment to Company's Amended and Restated Certificate of Incorporation to increase the number of preferred stock designated as Series A-2 from 3,000,000 shares to 3,250,000 shares. In March 2005, the number of shares designated as Series A-2 Preferred Stock increased to 4,300,000.

The Series A-2 preferred stock has the following rights and preferences:

Conversion—Each share of Series A-2 preferred stock is convertible into shares of the Company's common stock at a conversion price of $4.40, subject to anti-dilution adjustments, as defined.

All outstanding shares of Series A-2 preferred stock will automatically convert into common stock upon the written consent of holders of not less than sixty-six and two-thirds percent (66⅔%) of the then outstanding shares of Series A-2 preferred stock.

During 2003, the Company recorded a beneficial conversion feature ("BCF") charge to net loss attributable to common stockholders of $3,038,000 relating to the issuance of the Series A-2 preferred stock. The BCF was calculated using the fair value of the common stock on date of issuance, subtracting the accounting conversion price and then multiplying the resulting amount by the sum of the number of shares of common stock into which the Series A-2 preferred stock is convertible.

During 2004, the Company recorded a BCF charge to net loss attributable to common stockholders of $2,893,000 relating to the issuance of the Series A-2 preferred stock. The BCF was calculated using the fair value of the common stock on date of issuance, subtracting the accounting conversion price and then multiplying the resulting amount by the sum of the number of shares of common stock into which the Series A-2 preferred stock is convertible. The Company also recorded a BCF on the preferred stock warrant (the "warrant BCF") of $480,000 (as an adjustment to the warrant and additional paid in capital) that is being amortized using the interest method over the life of the warrant. During the year ended December 26, 2004, the Company recorded $395,000 of amortization of the warrant BCF. The warrant BCF of $480,000 was calculated by subtracting the sum of the relative proceeds allocated to the warrant and the exercise price from the fair value of the common stock underlying the warrant.

During 2005, the Company recorded a BCF charge to net loss attributable to common stockholders of $1,737,000 relating to the issuance of the Series A-2 preferred stock in March 2005. The BCF was calculated using the fair value of the common stock on the dates of issuance, subtracting the accounting conversion price and then multiplying the resulting amount by the sum of the number of shares of common stock into which the Series A-2 preferred stock is convertible. The company also recorded a BCF on the preferred stock warrant issued to Alta, of $85,000, that was amortized using the interest method over the life of the warrant.

Liquidation—The Series A-2 preferred stock is entitled to a liquidation preference equal to 150% of the original purchase price of the Series A-2 preferred, or $15 per share of Series A-2 preferred. The liquidation preference will be payable, prior to any payment to holders of common stock, in connection with any liquidation, dissolution, or winding up of Occam Networks, whether voluntary or involuntary, including (i) reorganizations, consolidations, mergers, or similar transactions where the Company's stockholders immediately prior to the transaction hold, immediately after the transaction, less than a majority of the outstanding voting securities of the surviving or successor corporation or its parent or (ii) a sale of all or substantially all of the Company's assets. After payment of the original Series A-2 liquidation preference, any proceeds remaining available for distribution to stockholders will be distributed to the Series A-2 preferred stock until the holders of the Series A-2 preferred stock have received $30 per share and then thereafter all remaining amounts will be distributed to the common stockholders. However, to the extent that the liquidation preference payable to the Series A-2 preferred holders would have been greater had they converted their preferred stock to common stock, the Series A-2 preferred holders are entitled to that larger amount, regardless of whether or not they actually converted.

The liquidation provisions of Series A-2 preferred stock are considered redemption provisions that are not solely within the control of the Company, and therefore the Company has classified the Series A-2 preferred stock outside of stockholders' deficit on the accompanying consolidated balance sheet.

Dividends—The Series A-2 preferred stock is not entitled to receive any preferential dividend, but the Company is required to pay an equivalent dividend on the Series A-2 preferred stock if it declares and pays a dividend on its common stock.

Voting—Except as otherwise required by law, holders of the Company's Series A-2 preferred stock will be entitled to notice of any stockholders' meeting and to vote together with holders of common stock on any matter submitted to stockholders for a vote. Each share of Series A-2 preferred stock will be entitled to a number of votes equal to the number of shares of common stock then issuable upon conversion thereof.

Other—The holders of Series A-2 preferred stock have certain participation rights, registration rights and rights to prohibit further indebtedness of the Company.

Certain investors who have purchased Series A-2 preferred stock are affiliated with members of the Company's board of directors and are also a holder of over 5% of the Company's outstanding securities.

Series A-2 Preferred Stock Warrants

In connection with the issuance of the December 2004 senior loan and security agreement the Company issued warrants to purchase 15,000 shares of Series A-2 Preferred stock. The warrants have an exercise price of $10 per share and expire on December 17, 2009. All warrants are immediately exercisable.

Common Stock Reserved For Issuance

The following represents the number of common shares reserved for future issuance (in thousands):

Number of Common Shares Reserved for Issuance	December 26, 2004	December 25, 2005
Common Warrants	85	60
Stock Options	1,535	1,770
Convertible Preferred Stock and Warrants	7,386	8,125
Employee Stock Purchase Plan	107	105
	9,113	10,060

Common Stock Warrants

From 2000 to 2004, the Company issued warrants to purchase shares of common stock in connection with the issuance of certain financing arrangements. All warrants are immediately exercisable. The following table summarizes the warrants outstanding as of December 25, 2005:

Expiration Date	Exercise Price per Share	Number of Shares Underlying Warrant
December 17, 2011	$ 3.60	41,666
June 16, 2010	$10.00	12,500
May 14, 2006	$19.60	6,269
		60,435

Note 8. Stock Options

Stock Options

In April 1997, Accelerated Networks adopted the 1997 Stock Option/Stock Issuance Plan ("1997 Plan"), which was replaced by the 2000 Stock Incentive Plan ("2000 Plan"). The 2000 Plan provides for the issuance of non-qualified or incentive stock options to employees, non-employee members of the board and consultants. The exercise price per share is not to be less than 85% of the fair market value per share of the Company's common stock on the date of grant. Incentive stock options may be granted at no less than 100% of the fair market value of the Company's common stock on the date of grant (110% if granted to an employee who owns 10% or more of the common stock). The Board of Directors has the discretion to determine the vesting schedule. Options may be either immediately exercisable or in installments, but generally vest over a four-year period from the date of grant. In the event the holder ceases to be employed by the Company, all unvested options terminate and all vested installment options may be exercised within an installment period following termination. In general, options expire ten years from the date of grant and any unvested shares acquired related to the immediately exercisable options are subject to repurchase by the Company at the original exercise price. At December 25, 2005 and December 26, 2004, no unvested shares of common stock issued and outstanding under the 2000 Plan were subject to repurchase by the Company.

The 2000 Plan also provides for shares of common stock to be issued directly through either the immediate purchase of shares or as a bonus for services rendered. The purchase price per share is not to be less than 85% of the fair market value per share of the Company's common stock on the date of grant. The purchase price, if granted to an employee who owns 10% or more of the common stock, must be granted at no less than 110% of the fair market value of the Company's common stock on the date of grant. Vesting terms are at the discretion of the Plan Administrators and determined at the date of issuance. In the event the holder ceases to be employed by the Company, any unvested shares are subject to repurchase by the Company at the original purchase price. To date, no such shares of common stock have been issued under the 2000 Plan.

During 2000, Occam CA adopted the 1999 Plan. The 1999 Plan provides for the grant of incentive or nonqualified stock options to officers, employees, directors, and independent contractors or agents of Occam CA. The exercise price of options for both the incentive and nonqualified stock options may not be less than the deemed fair value of the shares on the date of grant. The Board of Directors is authorized to administer the 1999 Plan and establish the stock option terms, including the grant price and vesting period. Options granted to employees are generally exercisable upon grant; subject to an ongoing repurchase right of the Company matching the vesting period. The options expire ten years after the date of grant and the Company holds a right of first refusal in connection with any transfer of vested optioned shares. At December 26, 2004, 125 unvested shares of common stock issued and outstanding under the 1999 Plan were subject to repurchase by the Company at the related exercise prices. As of December 25, 2005, no shares were subject to repurchase. Pursuant to the terms of the merger agreement, no further stock option grants may be made from the 1999 Plan subsequent to the May 14, 2002 merger date.

As of December 25, 2005 there were 2.5 million shares authorized under the Company's stock option plans of which there were 709,000 shares available under current option plan for future grants. Additional information with respect to the outstanding options as of December 25, 2005 is as follows (shares in thousands):

	Options Outstanding			Options Exercisable	
Exercise Prices	Shares	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Price	Shares	Weighted Average Price
$2.00 to $3.24	90	6.29	$ 2.70	80	$ 2.64
$3.60 to $3.80	306	7.34	$ 3.63	181	$ 3.62
$4.00 to $4.20	759	8.56	$ 4.11	266	$ 4.14
$4.60 to $14.60	510	8.62	$ 7.24	149	$ 6.10
$15.20 to $925.00	105	0.60	$78.62	105	$78.66
$2.00 to $925.00	1,770	7.78	$ 9.59	781	$14.29

A summary of the Company's stock option activity is as follows (shares in thousands):

	Year Ended					
	December 28, 2003		December 26, 2004		December 25, 2005	
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Outstanding at beginning of period	889	$17.60	1,199	$12.00	1,521	$10.00
Granted where exercise price equals fair value on grant date	668	$ 4.80	545	$ 4.00	478	$ 7.32
Exercised	(79)	$ 3.20	(42)	$ 2.80	(143)	$ 4.12
Canceled	(279)	$14.80	(181)	$ 7.20	(86)	$15.62
Outstanding at end of period	1,199	$12.00	1,521	$10.00	1,770	$ 9.59
Exercisable at end of period	453	$24.00	581	$19.20	781	$14.29

The weighted-average fair value of options granted to employees for the years ended December 25, 2005, December 26, 2004, and December 28, 2003 were $9.59, $2.80 and $4.80 per share, respectively.

Deferred Stock-Based Compensation

In connection with the grant of certain options to purchase common stock to employees during the years ended December 29, 2002 and December 30, 2001, Occam CA recorded deferred stock-based compensation of approximately $1,564,000 and $6,062,000, respectively, for the aggregate differences between the exercise prices of options at their dates of grant and the deemed fair value for accounting purposes of the common stock subject to such options. Such amounts are being amortized ratably over the vesting period of the related options. Amortization expense relating to employee stock options for the years ended December 25, 2005, December 26, 2004 and December 28, 2003, totaled $595,000, $852,000 and $1,227,000, respectively.

During 2000 through 2002, Occam CA issued options to consultants and advisory board members ("non-employees"). These options generally vested over the service period. As these stock options require future performance by the recipients, these options are considered variable grants for accounting purposes. The fair value of these options, determined using the Black-Scholes option pricing model, are re-measured each reporting period until such time that the options become fully vested. The Company recorded expense related to these options to non-employees of $1,000 for the year ended December 28, 2003. No expense was recorded for the years ended 2005 and 2004.

Employee Stock Purchase Plan

In 2000, Accelerated Networks adopted the 2000 Employee Stock Purchase Plan ("ESPP"). Under the terms of the ESPP, eligible employees may elect to contribute up to 15% of earnings through payroll deductions. The accumulated deductions are applied to the purchase of common shares on each semi-annual purchase date, as defined. The purchase price per share is equal to 85% of the fair market value on the participant's entry date into the offering period or, if lower, 85% of the fair market value on the semi-annual purchase date. Under the terms of the ESPP, 106,500 shares have been reserved for issuance. In April 2001, employee contributions and stock issuances under the ESPP were terminated, but approximately 104,750 common shares continue to be reserved for any re-instatement of the ESPP.

Note 9. Income Taxes

The net effective income tax rate differed from the federal statutory income tax rate as follows:

	December 28, 2003	December 26, 2004	December 25, 2005
For the year ended			
Statutory federal income tax benefit	(34)%	(34)%	(34)%
State income tax benefit (net of federal benefit)	(6)	(6)	(6)
Other	4	4	(20)
Valuation allowance	36	36	60
	—%	—%	—%

The primary components of temporary differences that gave rise to deferred taxes were as follows (in thousands):

	December 26, 2004	December 25, 2005
Deferred tax assets:		
Net operating loss carryforwards	$ 81,989	$ 86,153
Tax credit carryforwards	784	783
Depreciation and amortization	17	827
Other	2,343	1,808
	85,133	89,571
Less: valuation allowance	(85,133)	(89,571)
Net deferred tax assets	$ —	$ —

The change in the Company's deferred tax valuation allowance is as follows:

Description	Balance at Beginning of Period	Addition to Valuation Allowance	Balance at End of Period
Income tax valuation allowance			
2003	$74,869	$6,252	$81,121
2004	$81,121	$4,012	$85,133
2005	$85,133	$4,438	$89,571

The net deferred tax assets have been offset with a full valuation allowance. SFAS No. 109 "Accounting for Income Taxes" requires that a valuation allowance be established to reduce a deferred tax asset to the extent that it is not more likely than not that the deferred tax asset will be realized. Based on management's assessment of all available evidence, both positive and negative, the Company has concluded that it is more likely than not that the net deferred tax assets will not be realized.

At December 25, 2005, the Company had net operating loss carryforwards of approximately $227.6 million and $150.2 million to offset federal and state future taxable income, respectively. The federal and state net operating loss carryforwards will expire in varying amounts beginning in 2011 and 2006, respectively. The availability of the net operating losses to offset future taxable income may be limited as a result of ownership changes in 2003 or prior years or the merger with Accelerated Networks in 2002, pursuant to Internal Revenue Code section 382. In addition, utilization of the net operating loss carryforwards would also be subject to an annual usage limitation, as defined. Net operating loss limitations under section 382 may significantly impact the timing and amount of future income tax obligations, if any. The amount of such limitation, if any, has not yet been determined.

Note 10. Concentration of Credit Risk and Suppliers, Significant Customers and Segment Reporting

Financial instruments subjecting the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company maintains its cash and cash equivalents with major financial institutions; at times, such balances with any one financial institution may exceed FDIC insurance limits. The Company's accounts receivable are derived from revenue earned from customers located primarily in the United States. The Company extends differing levels of credit to customers and generally does not require collateral.

The Company currently relies on a limited number of suppliers to manufacture its products, and does not have a long-term contract with any of these suppliers. The Company also does not have internal manufacturing capabilities. Management believes that other suppliers could provide similar products on comparable terms.

Net revenue and accounts receivable from significant customers were as follows (in thousands, except percentages):

	December 28, 2003			
	Net Revenue	% of Net Revenue	Accounts Receivable	% of Accounts Receivable
Customer A	$1,178	15%	$ 498	21%
Customer B	$1,155	14%	$ 723	31%

	December 26, 2004			
	Net Revenue	% of Net Revenue	Accounts Receivable	% of Accounts Receivable
Customer A	$2,995	17%	$ 856	16%
Customer B	$1,997	12%	$1,762	34%
Customer C	$1,941	11%	$ 70	1%

	December 25, 2005			
	Net Revenue	% of Net Revenue	Accounts Receivable	% of Accounts Receivable
Customer A	$4,306	11%	$ 70	1%
Customer B	$3,710	9%	$2,038	16%

The Company operates in one industry segment providing Ethernet and IP-based loop carrier platforms for the telecommunications industry. The Company's business operations are principally based in the United States. Net revenue from products exported from the United States was $874,000, $41,000 and $573,000 during 2005, 2004 and 2003, respectively. All of the Company's long-lived assets are located in the United States.

Note 11. Commitments and Contingencies

The Company leases its office facilities and certain equipment under non-cancelable operating lease agreements, which expire at various dates through 2008. Certain operating leases contain escalation clauses with annual base rent adjustments or a cost of living adjustment. Total rent expense for the years ended December 25, 2005, December 26, 2004 and December 28, 2003, was $778,000, $890,000 and $821,000 respectively. Approximate minimum annual lease commitments under non-cancelable operating leases are as follows (in thousands):

Year Ending	
December 31, 2006	$565
December 30, 2007	104
December 28, 2008	82
Total minimum lease payments	$751

Purchase Commitments

During 2005, the Company reversed a previously accrued purchase commitment of $482,000 due to one of its former principal manufacturers. As of December 25, 2005, the Company had open purchase orders with its current contract manufacturer of $8.3 million.

Royalties

The Company licenses certain technology for incorporation into its products. Under the terms of these agreements, royalty payments will be made based on per-unit sales of certain of the Company's products. Royalty expenses incurred for the years ended December 25, 2005, December 26, 2004 and December 28, 2003 were $0, $272,000 and $348,000 respectively.

Legal Proceedings

IPO Allocation Cases

In June 2001, three putative stockholder class action lawsuits were filed against Accelerated Networks, certain of its then officers and directors and several investment banks that were underwriters of Accelerated Networks' initial public offering. The cases, which have now been consolidated, were filed in the United States District Court for the Southern District of New York. The Court appointed a lead plaintiff on April 16, 2002, and plaintiffs filed a Consolidated Amended Class Action Complaint (the "Complaint") on April 19, 2002. The Complaint was filed on behalf of investors who purchased Accelerated Networks' stock between June 22, 2000 and December 6, 2000 and alleges violations of Sections 11 and 15 of the 1933 Act and Sections 10(b) and 20(a) and Rule 10b-5 of the 1934 Act against one or both of Accelerated Networks and the individual defendants. The claims are based on allegations that the underwriter defendants agreed to allocate stock in Accelerated Networks' initial public offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases in the aftermarket at pre-determined prices. Plaintiffs allege that the prospectus for Accelerated Networks' initial public offering was false and misleading in violation of the securities laws because it did not disclose these arrangements. These lawsuits are part of the massive "IPO allocation" litigation involving the conduct of underwriters in allocating shares of successful initial public offerings. The Company believes that over three hundred other companies have been named in more than one thousand similar lawsuits that have been filed by some of the same plaintiffs' law firms. In October 2002, the plaintiffs voluntarily dismissed the individual defendants without prejudice. On February 19, 2003 a motion to dismiss filed by the issuer defendants was heard and the court dismissed the 10(b), 20(a) and Rule 10b-5 claims against the Company. On July 31, 2003, the Company agreed, together with over three hundred other companies similarly situated, to settle with the Plaintiffs. A Memorandum of Understanding ("MOU"), along with a separate agreement and a performance bond of $1 billion issued by the insurers for these companies is a guarantee, allocated pro rata amongst all issuer companies, to the plaintiffs as part of an overall recovery against all defendants including the underwriter defendants who are not a signatory to the MOU. Any recovery by the plaintiffs against the underwriter defendants reduces the amount to be paid by the issuer companies. There is a fairness hearing scheduled for April 24, 2006 to obtain final approval of the settlement by the members of the class of plaintiffs and the court. Occam cannot predict whether such approval will be obtained. The company has not recorded any accrual related to this proposed settlement because it expects any settlement amounts to be covered by its insurance policies.

Note 12. 401(k) Plan

The Company has defined contribution plans under which employees who are at least 18 years old and have completed 500 hours of service may defer compensation pursuant to Section 401(k) of the Internal Revenue

Code. Participants in the plans may contribute between 1% and 50% of their pay, subject to the limitations placed by the IRS. The Company, at its discretion, may match a portion of the amounts contributed by the employee. To date, the Company has made no contributions to the 401(k) plan.

Note 13. Net Loss Per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except per share data):

	December 28, 2003	December 26, 2004	December 25, 2005
Numerator:			
Net loss attributable to common stockholders	$(22,970)	$(18,277)	$(9,260)
Denominator:			
Weighted-average common shares outstanding	5,297	6,699	6,759
Adjustment for common shares issued subject to repurchase	(29)	(4)	—
Denominator for basic and diluted calculations	5,268	6,695	6,759
Basic and diluted net loss per share applicable to common stockholders	$ (4.36)	$ (2.73)	$ (1.37)

Note 14. Supplemental Disclosures of Cash Flow Information (In thousands)

	December 28, 2003	December 26, 2004	December 25, 2005
Cash paid during year for interest	$ 211	$93	$400
Conversion of common stock potentially subject to rescission to common stock	10,000	—	—
Conversion of series A preferred stock to common stock	11,846	—	—
Interest on notes payable	$ —	$31	$353

Note 15. Other Charges

During December 2003, the Company sold its India operation to a third party for gross proceeds of approximately $658,000 which approximated book value of the India company's net assets, including cash held in the India company of $539,000. The purchase price included $50,000 in cash and a note receivable of $608,000 originally due in installments through November 2004. In the third quarter of 2005, the purchaser defaulted on the note and the Company wrote off the remaining loan balance of $399,000. The India operation performed research and development activities related to the Company's products.

Note 16. Subsequent Events

Payment of Long-Term Debt

On February 17, 2006, the Company paid down the outstanding balance of $2,474,000 of its long term debt to Hercules. On February 28, 2006, the Company paid down the outstanding balance of $83,000 to Silicon Valley Bank.

Rights Offering

On February 1, 2006, the Company concluded a rights offering made to eligible shareholders of record as of December 26, 2005. Each subscription right entitled the stockholders to subscribe for and purchase one share of Series A-2 preferred stock for each 2.725 shares of common stock held on the record date. Each share of A-2 preferred stock had a purchase price of $10 and was convertible into shares of Occam's common stock at a conversion price of $4.40, resulting in a conversion ratio of 2.27275 shares of common stock for each share of Series A-2 preferred stock issued. In response to the rights offering, we received subscriptions to purchase 343,741 shares of Series A-2 preferred stock for an aggregate purchase price of $3.4 million.

Reverse Stock Split

On February 23, 2006, the Company announced a 1-for-40 reverse stock split which was previously authorized at its annual meeting of stockholders held on June 21, 2005. The record date for the reverse split was March 10, 2006 and Occam began trading on the NASD Electronic Bulletin Board (OTCBB) on a split-adjusted basis on Monday, March 13, 2006 under the new symbol "OCNW.OB" As a result of the reverse split, the conversion ratio of Series A-2 preferred stock was proportionately adjusted, decreasing the number of shares of common stock issuable upon conversion of each share of Series A-2 preferred stock from approximately 90.91 shares of common stock to 2.27275 shares of common stock.

Note 17. Quarterly Information (unaudited)

Following is a summary of the unaudited quarterly results of operations for the years ended December 25, 2005 and December 26, 2004 (in thousands, except per share amounts):

2004	Mar 26	Jun 27	Sep 26	Dec 26
Sales	$ 3,240	$ 3,185	$ 4,424	$ 6,480
Gross profit (loss)	(135)	(980)	738	1,877
Income (loss) from operations	(4,080)	(5,344)	(3,195)	(2,241)
Net loss	(4,115)	(5,370)	(3,210)	(2,294)
Net loss attributable to common stockholders	(6,625)	(5,927)	(3,341)	(2,384)
Basic and diluted net loss per share attributable to common stockholders	$ (0.99)	$ (0.89)	$ (0.50)	$ (0.36)

2005	Mar 27	Jun 26	Sep 25	Dec 25
Sales	$ 6,921	$ 8,740	$10,663	$12,914
Gross profit	1,804	1,969	2,954	5,303
Income (loss) from operations	(2,266)	(2,479)	(2,921)	487
Net profit (loss)	(2,378)	(2,535)	(2,967)	442
Net profit (loss) attributable to common stockholders	(4,165)	(2,570)	(2,967)	442
Basic and diluted net profit (loss) per share attributable to common stockholders	$ (0.62)	$ (0.38)	$ (0.44)	$ 0.07

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CORPORATE INFORMATION

Board of Directors

Robert L. Howard-Anderson
President and Chief Executive Officer

Steven M. Krausz
General Partner, U.S. Venture Partners

Robert B. Abbott
General Partner, Norwest Venture Partners

Robert E. Bylin
Chief Financial Officer, Pyxis Technology, Inc.

Thomas E. Pardun
Director, Western Digital Corporation
Director, Exabyte Corporation

Kenneth R. Cole
Director, Valor Communications Group, Inc.

Brian H. Strom

Executive Officers

Robert L. Howard-Anderson
President and Chief Executive Officer

Christopher B. Farrell
Chief Financial Officer and Secretary

Gregory R. Dion
Vice President of Operations

David C. Mason
Vice President of Engineering

Mark Rumer
Chief Technology Officer

Russell J. Sharer
Vice President of Sales and Marketing

Corporate Headquarters

Occam Networks, Inc.
77 Robin Hill Road
Santa Barbara, California 93117
Phone: (805) 692-2900
Fax: (805) 692-2999
www.occamnetworks.com

Independent Public Accountants

Singer Lewak Greenbaum & Goldstein LLP
Los Angeles, California

Corporate Counsel

Wilson Sonsini Goodrich & Rosati, P.C.
Palo Alto, California

Stock Transfer Agent

U. S. Stock Transfer Corporation
1745 Gardena Ave.
Glendale, CA 91204-2991
Phone: (818) 502-1404
Fax: (818) 502-0674

Annual Report on Form 10-K

The Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission (excluding exhibits) is available at no charge upon written request to Occam's Investor Relations department at the address of Occam's corporate headquarters.